Bank of Montreal

Notice of Annual Meeting of
Shareholders and Proxy Circular

Annual Meeting March 2, 2006

Table of Contents

Invitation to Shareholders	1
Notice of Annual Meeting of Shareholders of Bank of Montreal	2
Proxy Circular
Q&A on Proxy Voting	3
Business of the Meeting
• Financial Statements	5
• Election of the Board of Directors	5
- Majority Voting for Directors
• Appointment of Auditors	5
• Shareholder Proposals	5
Nominees for Election to Board of Directors	6
Board of Directors Compensation/Attendance	10
Reports
• Audit Committee	13
• Conduct Review Committee	14
• Governance and Nominating Committee	15
• Human Resources and Management Compensation Committee	16
• Risk Review Committee	17
Report on Executive Compensation	18
Executive Compensation	27
Indebtedness of Directors and Executive Officers	37
Performance Graph	38
Directors’ and Officers’ Insurance	38
Additional Information	39
Contacting the Board of Directors	39
Directors’ Approval	39
Schedule 1 - Statement of Corporate Governance Practices and
Board Mandate	40
Schedule 2 - Shareholder Proposals	47

Your Vote Counts...
Registered Shareholders
You will have received a form of proxy from Bank of Montreal’s transfer agent, Computershare Trust Company of Canada. Complete, sign and mail your form of proxy in the postage prepaid envelope provided or fax to the number indicated on the form. To vote in person at the meeting, see page 3 of the Proxy Circular.
Non-Registered Shareholders
Your shares are held in the name of a nominee (securities broker, trustee or other financial institution).
     You will have received a request for voting instructions from your broker. Follow the instructions on your Voting Instruction Form to vote by telephone, Internet or fax, or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided. To vote in person at the meeting, see the box on page 4 of the Proxy Circular.

Invitation to Shareholders

We are very pleased to invite you to join the Board of Directors and senior leadership team at Bank of Montreal’s Annual Meeting of Shareholders on March 2, 2006. It will take place at the Calgary TELUS Convention Centre.

The annual meeting is your opportunity to receive a first-hand accounting of the Bank’s performance, learn about our plans for the future, and receive answers to any questions you may have.

     It is also your opportunity to make your vote count on the important issues we face. If you are unable to attend in person this year, we urge you to exercise the power of your proxy vote in a simple procedure that is explained in the attached Proxy Circular.
     Live coverage of the meeting will be available on our web site, www.bmo.com. A recording of the meeting will be available online following the meeting. Also available online are the full text of the Annual Report 2005, quarterly results, recent presentations to the investment community, and other useful information.
     As a valued shareholder, we appreciate your participation in this important meeting.

Sincerely,

/s/ David Galloway	/s/ Tony Comper

David Galloway	Tony Comper
Chairman of the Board	President and Chief Executive Officer

January 12, 2006

Bank of Montreal Proxy Circular	1

Notice of Annual Meeting of Shareholders of Bank of Montreal

The Annual Meeting of Shareholders of Bank of Montreal will commence at 9:30 a.m. (Mountain Standard Time) on Thursday, March 2, 2006 in Exhibition Hall E, North Building, Calgary TELUS Convention Centre, 136 Eighth Avenue S.E., Calgary, Alberta, and will have the following purposes:
1.	To receive the financial statements of the Bank for the year ended October 31, 2005 and the auditors’ report on those statements;

2.	To elect the Board of Directors for 2006;

3.	To appoint auditors for 2006;

4.	To consider shareholder proposals, attached as Schedule 2 of the Proxy Circular; and

5.	To transact any other business properly before the meeting.
Shareholders as at January 12, 2006 will be entitled to vote at the meeting. The number of eligible votes* that may be cast at this meeting is 502,569,465, such number being the total number of Common Shares of the Bank outstanding on January 12, 2006.
     If you cannot attend the meeting in person, please complete the enclosed form of proxy and return it in the postage prepaid envelope provided, or fax it to 1-866-249-7775 within Canada and the United States or 416-263-9524 from all other countries. For your vote to be recorded, your proxy must be in the hands of Computershare Trust Company of Canada, by fax at the numbers noted above, or by mail at its Toronto office, no later than 5:00 p.m. (Eastern Standard Time) on Wednesday, March 1, 2006.
By order of the Board of Directors,

/s/ Robert V. Horte
Robert V. Horte
Vice-President and Corporate Secretary January 12, 2006

*The actual number of eligible votes may be less due to voting restrictions set forth in the Bank Act.

2	Bank of Montreal Proxy Circular

Proxy Circular

This Proxy Circular is dated January 3, 2006 and all information is as at this date, unless otherwise indicated.

Q&A on Proxy Voting
Q:	What am I voting on?
A:	Shareholders are voting on the election of directors to the Board of the Bank for 2006, the appointment of auditors for the Bank for 2006, and shareholder proposals.

Q:	Who is entitled to vote?
A:	Shareholders as at the close of business on January 12, 2006 are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Annual Meeting of Shareholders of Bank of Montreal, except shares of the Bank which are beneficially owned by: the Government of Canada or of a province or any of their agencies; or the government of a foreign country or any political subdivision thereof or any of its agencies; or any person who has acquired more than 10% of any class of shares of the Bank without the approval of the Minister of Finance.
No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.
If you acquired your shares after January 12, 2006, please refer to the answer to the question “What if ownership of shares has been transferred after January 12, 2006?” on page 4 to determine how you may vote such shares.

Q:	How do I vote?
A: There are two ways you can vote your shares if you are a registered shareholder. You may vote in person at the meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the meeting. If your shares are held in the name of a nominee, please see the box on page 4 for voting instructions.

Q:	What if I plan to attend the meeting and vote in person?
A:	If you are a registered shareholder and plan to attend the meeting on March 2, 2006 and wish to vote your shares in person at the meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the meeting.
Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.
If your shares are held in the name of a nominee, please see the box on page 4 for voting instructions.

Q:	Who is soliciting my proxy?
A:	The enclosed form of proxy is being solicited by the management of Bank of Montreal and the associated costs will be borne by the Bank. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by employees of the Bank and/or Computershare Trust Company of Canada. The Bank will also use the services of an outside agency, Georgeson Shareholder Communications Canada, Inc., to solicit proxies, at a cost of up to $35,000 to the Bank.

Q:	What if I sign the form of proxy enclosed with this circular?
A:	Signing the enclosed form of proxy gives authority to David Galloway or Tony Comper, each of whom is a director of the Bank, or to another person you have appointed, to vote your shares at the meeting.

Q:	Can I appoint someone other than these directors to vote my shares?

A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy. Note, however, that the terms of the Bank Act disallow voting by persons representing those entities referred to as exceptions in the answer to the question “Who is entitled to vote?”
It is important to ensure that any other person you appoint is attending the meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the meeting, present themselves to a representative of Computershare Trust Company of Canada.

Q:	What do I do with my completed proxy?
A:	Return it to the Bank’s transfer agent, Computershare Trust Company of Canada, in the envelope provided, or by fax to 1-866-249-7775 within Canada and the United States or 416-263-9524 from all other countries, so that it arrives no later than 5:00 p.m. (Eastern Standard Time) on Wednesday, March 1, 2006. This will ensure that your vote is recorded.

Q:	If I change my mind, can I take back my proxy once I have given it?
A:	Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the Secretary of the Bank at the following address no later than 5:00 p.m. (Eastern Standard Time) on Wednesday, March 1, 2006 or to the Chairman on the day of the meeting, Thursday, March 2, 2006, or any adjournment of the meeting.

Bank of Montreal Corporate Secretary’s Department 21st Floor, 1 First Canadian Place Toronto, Ontario M5X 1A1 Attention: Robert V. Horte, Vice-President and Corporate Secretary Fax: 416-867-6793

Bank of Montreal Proxy Circular	3

Q&A on Proxy Voting (continued)

Q:	How will my shares be voted if I give my proxy?
A:	The persons named on the form of proxy must vote for or against or withhold from voting your shares in accordance with your directions, or you can let your proxyholder decide for you. In the absence of such directions, proxies received by management will be voted in favour of the election of directors to the Board and the appointment of auditors, and against the shareholder proposals set out in Schedule 2 of this Proxy Circular.

Q:	What if amendments are made to these matters or if other matters are brought before the meeting?
A:	The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders of Bank of Montreal and with respect to other matters which may properly come before the meeting.
As of the time of printing of this Proxy Circular, management of the Bank knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	How many shares are entitled to vote?
A:	As of January 12, 2006, there were outstanding 502,569,465 Common Shares of the Bank. Subject to the terms of the Bank Act restricting the voting of shares (see “Who is entitled to vote?” on page 3), each registered shareholder has one vote for each Common Share held at the close of business on January 12, 2006.
To the knowledge of the directors and officers of the Bank, as of January 3, 2006 no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the outstanding Common Shares of the Bank.

Q:	What if ownership of shares has been transferred after January 12, 2006?
A:	The person who acquired such shares after January 12, 2006 must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask the Bank no later than 5:00 p.m. (Eastern Standard Time) on Monday, February 20, 2006 that his or her name be included in the list of shareholders before the meeting in order to be entitled to vote these shares at the meeting.

Q:	How will the votes be counted?
A:	Except as provided in the Bank Act, each question brought before the meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the meeting is entitled to a second or casting vote.
Q:	Who counts the votes?
A:	The Bank’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Bank to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Bank only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	If I need to contact the transfer agent, how do I reach them?
A:	For general shareholder enquiries, you can contact the transfer agent by mail at:
Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
or by telephone:
within Canada and the United States at 1-800-340-5021,
and from all other countries at 514-982-7800;
or by fax:
within Canada and the United States at 1-888-453-0330,
and from all other countries at 416-263-9394;
or by e-mail at service@computershare.com.

Q:	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?
A:	There are two ways you can vote your shares held by your nominee. As required by Canadian securities legislation, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold.
For your shares to be voted for you, please follow the voting instructions provided by your nominee.
Since the Bank has limited access to the names of its non-registered shareholders, if you attend the meeting the Bank may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the meeting, insert your own name in the space provided on the request for voting instructions or form of proxy and return same by following the instructions provided. Do not otherwise complete the form as your vote will be taken at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.

Q:	What is the final date to submit a shareholder proposal for the next Annual Meeting?
A:	The final date for submitting shareholder proposals to the Bank for the next annual meeting is December 1, 2006.

4	Bank of Montreal Proxy Circular

Business of the Meeting

1. Financial Statements

The Consolidated Financial Statements for the year ended October 31, 2005 are included in the Annual Report 2005 mailed to shareholders with the Notice of Annual Meeting of Shareholders and Proxy Circular.

2. Election of the Board of Directors

The 15 nominees proposed for election as directors of the Bank are listed beginning on page 6. All are currently directors of the Bank. All nominees have established their eligibility and willingness to serve as directors. Directors will hold office until the next Annual Meeting of Shareholders of the Bank or until their successors are elected or appointed.
     Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of the nominees listed beginning on page 6. If, for any reason, at the time of the meeting any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting, for the Governance and Nominating Committee’s consideration. The Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

3. Appointment of Auditors

The directors propose that the firm of KPMG llp be appointed as the auditors of the Bank (Shareholders’ Auditors) for the 2006 fiscal year. KPMG llp has served continuously since 1990 as one of the Bank’s auditing firms and became the Bank’s sole auditing firm on November 1, 2003. As part of the Bank’s corporate governance practices, the Board continues to ensure that a strict policy is in place limiting the Shareholders’ Auditors from providing services not related to the audit. All services provided by the Shareholders’ Auditors are pre-approved by the Audit Committee and comply with our Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.
     Fees paid to the Shareholders’ Auditors during the years ended October 31, 2005 and 2004 were as follows:

Fees in millions of dollars (1)	2005	2004

Audit fees	$7.8	$7.4
Audit-related fees (2)	0.2	0.2
Tax fees	0.0	0.0
All other fees (3)	1.3	0.4

Total	$9.3	$8.0

(1)	The classification of fees is based on the United States Securities and Exchange Commission definitions and applicable Canadian securities laws.
(2)	Audit-related fees for 2005 and 2004 primarily relate to fees paid for accounting advice.
(3)	All other fees for 2005 primarily relate to fees paid for assistance with documentation of internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act. These documentation services were provided under the direct supervision of Bank management. All other fees for 2004 primarily relate to fees paid for corporate recovery services that were grandfathered when the Bank’s Auditor Independence Policy came into effect.

4. Shareholder Proposals

Shareholder proposals submitted for the consideration of shareholders are attached as Schedule 2 of this Proxy Circular.

Bank of Montreal Proxy Circular	5

Nominees for Election to Board of Directors

Robert M. Astley

Waterloo, Ontario, Canada

Director since October 26, 2004

Common Shareholdings:	6,485
Deferred Share Units:	2,460
Options:	Nil

Bob Astley, 61, a Corporate Director, is the former President and Chief Executive Officer of Clarica Life Insurance Company, a TSX-listed life and health insurance company headquartered in Waterloo, and former President of Sun Life Financial Canada, comprising the Canadian life and health insurance and wealth management operations of Sun Life Financial Inc. In 1999, as President and Chief Executive Officer of Mutual Life of Canada, he led the organization and its stakeholders through demutualization, an initial public offering and a corporate name change to Clarica Life Insurance Company. With the combining of the operations of Clarica and Sun Life Financial Services of Canada Inc. in 2002, Mr. Astley was appointed President of Sun Life Financial Canada, a position he held until his retirement in September 2004. During the period from 2001 to 2005, Mr. Astley served as a director of the following publicly traded companies: Clarica Life Insurance Company, Sun Life Financial Inc. and CI Fund Management Inc. Mr. Astley is Chairman of the Kitchener-Waterloo Symphony, a member of the Dean’s Advisory Council of the School of Business and Economics at Wilfrid Laurier University, and a member of the faculty of The Directors College. He graduated from the University of Manitoba with an Honours degree in Science and is a Fellow of the Canadian Institute of Actuaries.
     Mr. Astley is a member of the Bank’s Human Resources and Management Compensation Committee and the Risk Review Committee, and is a director of The Pension Fund Society of Bank of Montreal.

Stephen E. Bachand

Ponte Vedra Beach, Florida, U.S.A.

Director since July 1, 1999

Common Shareholdings:	28,200
Deferred Share Units:	17,825
Options:	10,500

Stephen Bachand, 67, a Corporate Director, is the retired President and Chief Executive Officer of Canadian Tire Corporation, Limited. He currently serves on the boards of Canadian Pacific Railway Limited and Fairmont Hotels & Resorts Inc. In addition, at different times during the period from 2001 to 2005, Mr. Bachand served as a director of the following publicly traded companies: Canadian Pacific Limited and Krystal Bond Inc. He graduated from Williams College in Williamstown, Massachusetts with a B.A. and from the Darden School of the University of Virginia with an M.B.A.
     Mr. Bachand chairs the Bank’s Human Resources and Management Compensation Committee and is a member of its Governance and Nominating Committee.

David R. Beatty, O.B.E.

Toronto, Ontario, Canada

Director since January 20, 1992

Common Shareholdings:	4,000
Deferred Share Units:	20,252
Options:	10,500

David Beatty, 63, is Chairman and Chief Executive Officer of Beatinvest Limited, a holding company, and is the former Chairman and Chief Executive Officer of Old Canada Investment Corporation Limited, an investment management company. Mr. Beatty is the Managing Director of the Canadian Coalition for Good Governance, an organization that represents 45 pension funds, mutual funds and money managers with over $850 billion in assets. Mr. Beatty is a director of First Service Corporation, Garbell Holdings Limited, Goldcorp Inc., Inmet Mining Corporation and Husky Injection Molding Limited. In addition, at different times during the period from 2001 to 2005, Mr. Beatty served as a director of the following publicly traded companies: Quebecor Media Inc., Strongco Inc., Invesprint Corporation and Thistle Mining Inc. He is Professor of Strategic Management and Director of the Clarkson Centre for Business Ethics and Board Effectiveness at the University of Toronto’s Rotman School of Management. Mr. Beatty is Honorary Consul to Canada for the Government of Papua New Guinea and in 1993 was awarded the O.B.E. A graduate in economics from Trinity College of the University of Toronto, he was a Nuffield Scholar at Queen’s College, Cambridge, where he obtained an M.A.
     Mr. Beatty chairs the Bank’s Risk Review Committee and is a member of its Governance and Nominating Committee.

Most of the public companies on whose boards of directors one or another of the Bank’s directors also serves have securities listed on the Toronto and/or New York stock exchanges.

6	Bank of Montreal Proxy Circular

Robert Chevrier, F.C.A.

Montreal, Quebec, Canada

Director since February 29, 2000

Common Shareholdings:	10,321
Preferred Shareholdings:	2,000
(Class B, Series 4)
Deferred Share Units:	10,360
Options:	10,500
Robert Chevrier, 62, is President of Société de gestion Roche Inc., a management and investment company. He was formerly Chairman and Chief Executive Officer of Rexel Canada Inc. He also serves as a director of Addenda Capital Inc., Transcontinental Inc., CGI Group Inc., Cascades Inc. and Richelieu Hardware Ltd. In addition, at different times during the period from 2001 to 2005, Mr. Chevrier served as a director of the following publicly traded companies: Les Boutiques San Francisco Inc. and Westburne Inc. He is a graduate of Concordia University and is a Fellow of the Institute of Chartered Accountants.
     Mr. Chevrier chairs the Bank’s Conduct Review Committee, is a member of the Audit Committee and is one of the Audit Committee Financial Experts. In addition, he is a director of The Pension Fund Society of Bank of Montreal.

F. Anthony Comper

Toronto, Ontario, Canada

Director since January 15, 1990

Common Shareholdings:	79,109
Deferred Stock Units*:	284,964
Tony Comper, 60, is President and Chief Executive Officer of BMO Financial Group. He was appointed Chief Executive Officer in February 1999 and served as Chairman from July 1999 to May 2004 when the Bank moved to a non-executive Chairman model. In over three decades with the Bank, he has served in virtually all its major operating areas. Mr. Comper serves on the Board of Directors of the Bank and of its subsidiaries, Harris Financial Corp. and BMO Nesbitt Burns Corporation Limited. During the last five years, Mr. Comper did not serve as a director of any other publicly traded company. He is a member of the Board of Directors of the International Monetary Conference, Vice-Chair of the C.D. Howe Institute, a director of Catalyst – New York, Chair of Catalyst’s Canadian Board of Advisors, a member of the North American Policy Committee of the Canadian Council of Chief Executives, Chair of the Corporate Advisory Board of The Learning Partnership and a member of the International Business Leaders Advisory Council of the Mayor of Beijing. Mr. Comper served as Chair of the Campaign for the University of Toronto, is past Chairman of the University’s Governing Council and former Vice-Chair of St. Michael’s Hospital.

Ronald H. Farmer

Toronto, Ontario, Canada

Director since November 25, 2003

Common Shareholdings:	4,000
Deferred Share Units:	4,751
Options:	Nil
Ron Farmer, 55, is Managing Director of Mosaic Capital Partners, a Toronto-based holding company with interests in several private companies. Prior to joining Mosaic in 2003, he spent 25 years with McKinsey & Company, serving as the Managing Partner for the Canadian practice from 1991 to 1997 and as a senior Director from 1998 until his retirement in December 2002. Mr. Farmer is a director of Integran Technologies, Morph Technologies, Inc., PowerMetal Technologies and Pipal Research, as well as several not-for-profit organizations. He did not serve as a director of any other publicly traded company during the period from 2001 to 2005. He holds a B.A. and an M.B.A. from the University of Western Ontario.
     Mr. Farmer is a member of the Bank’s Audit, Conduct Review and Human Resources and Management Compensation Committees.

David A. Galloway

Toronto, Ontario, Canada

Director since February 24, 1998

Common Shareholdings:	2,000
Deferred Share Units:	21,512
Options:	10,500
David Galloway, 62, is Chairman of the Board of the Bank, having been appointed to this position effective May 1, 2004. He was President and Chief Executive Officer of Torstar Corporation from 1988 to 2002. He also serves on the following company boards: Hudson’s Bay Company, Toromont Industries Ltd., E.W. Scripps Company and Harris Financial Corp. In addition, at different times during the period from 2001 to 2005, Mr. Galloway served as a director of the following publicly traded companies: Clearnet Corporation, Corel Corporation, Torstar Corporation, Visible Genetics Inc. and Westburne Corporation. Mr. Galloway has a B.A. (Hons.) in political science and economics from the University of Toronto and an M.B.A. from Harvard Business School.
     Mr. Galloway is a member of the Bank’s Governance and Nominating Committee, Risk Review Committee and Human Resources and Management Compensation Committee, and is an ex officio** member of the Bank’s Audit and Conduct Review Committees and of the Board of The Pension Fund Society of Bank of Montreal. He is also a member of the Risk Oversight Committee at Harris Financial Corp.

*	Mr. Comper does not receive compensation for his services as director and he is not entitled to receive Deferred Share Units or Options under the non-officer director plans, both as described on page 11. Mr. Comper received Deferred Stock Units under the Bank’s Deferred Stock Unit Plan, Performance Share Units under the Bank’s Mid-Term Incentive Plan and Options under the Bank’s Stock Option Plan, as described in the Report on Executive Compensation.
**	Denotes non-voting invitee.

Bank of Montreal Proxy Circular	7

Nominees for Election to Board of Directors (continued)

Harold N. Kvisle

Calgary, Alberta, Canada

Director since February 22, 2005

Common Shareholdings:	2,000
Deferred Share Units:	1,696
Options:	Nil
Harold Kvisle, 53, is President and Chief Executive Officer of TransCanada Corporation, a leading North American energy company, focused on natural gas transmission and power generation. He joined TransCanada in 1999 as Executive Vice-President, Trading and Business Development and was appointed to his current position in April 2001. Mr. Kvisle is a director of TransCanada Corporation and PrimeWest Energy Inc., and is Chair of the Board of Governors of Mount Royal College. In addition, at different times during the period from 2001 to 2005, Mr. Kvisle served as a director of the following publicly traded companies: TransCanada PipeLines Limited, TransCanada Power, L.P., Norske Skog Canada Ltd. and ARC Strategic Energy Fund. He was the 2004 Chairman of the Board of the Interstate Natural Gas Association of America. He holds an M.B.A. from the University of Calgary and a B.Sc. (Eng.) from the University of Alberta.
     Mr. Kvisle is a member of the Bank’s Human Resources and Management Compensation Committee.

Eva Lee Kwok

Vancouver, British Columbia, Canada

Director since September 14, 1999

Common Shareholdings:	4,000
Deferred Share Units:	14,210
Options:	10,500
Eva Lee Kwok, 63, is Chair and Chief Executive Officer of Amara International Investment Corp., a private corporation with diversified interests focused on real estate and land development, cross-cultural management and strategic partnerships. She also serves as a director of Husky Energy Inc., CK Life Sciences Int’l., (Holdings) Inc., Shoppers Drug Mart Corporation, Cheung Kong Infrastructure Holdings Ltd. and the Li Ka Shing (Canada) Foundation. In addition, at different times during the period from 2001 to 2005, Mrs. Kwok served as a director of the following publicly traded companies: Air Canada and Telesystem International Wireless Inc. Mrs. Kwok has an M.Sc. in nutrition from King’s College, University of London.
     Mrs. Kwok is a member of the Bank’s Audit and Conduct Review Committees.

Bruce H. Mitchell

Toronto, Ontario, Canada

Director since August 17, 1999

Common Shareholdings:	20,000
Deferred Share Units:	14,993
Options:	10,500
Bruce Mitchell, 59, is Chairman and Chief Executive Officer of Permian Industries Limited, a Toronto-based management and holding company with interests in the North American food processing and technology industries. Mr. Mitchell has served on the board and executive committees of Ridley College and UNICEF Canada, is a member of the Board of Trustees and a Councillor of Queen’s University, a director of GSW Inc., and Vice-Chair of The Canadian Institute for Advanced Research. Mr. Mitchell served as a director of CFM Corporation from 2003 to 2005. During the period from 2001 to 2005, he did not serve as a director of any other publicly traded company. He holds a B.Sc. from Queen’s University and an M.B.A. from Harvard University.
     Mr. Mitchell is Chair of the Bank’s Governance and Nominating Committee, a member of the Risk Review Committee and a director of The Pension Fund Society of Bank of Montreal.

Philip S. Orsino, O.C., F.C.A.

Toronto, Ontario, Canada

Director since July 1, 1999

Common Shareholdings:	7,598
Deferred Share Units:	10,883
Options:	10,500
Philip Orsino, 51, a Corporate Director, is the former President and Chief Executive Officer of Masonite International Corporation (formerly Premdor Inc.), an integrated global building products company with operating facilities in North America, South America, Europe, Asia and Africa. Mr. Orsino is an active volunteer and is involved in many community activities. He currently serves as Chairman of the Board of Trustees of the University Health Network. A published author, Mr. Orsino was appointed an Officer of the Order of Canada in 2004, was the recipient of the 2003 Canada’s Outstanding CEO of the Year Award, received the University of Toronto’s Distinguished Business Alumni Award for 2002 and won the 1998 Entrepreneur of the Year Award for Manufacturing sponsored by Ernst & Young International. He currently serves as a director of Clairvest Group Inc. During the period from 2001 to 2005, Mr. Orsino served as a director of the following publicly traded company: Masonite International Corporation.
     Mr. Orsino is a member of the Bank’s Audit Committee and is one of the Audit Committee Financial Experts. In addition, he serves on the Conduct Review Committee.

8	Bank of Montreal Proxy Circular

J. Robert S. Prichard,
O.C., O.Ont.

Toronto, Ontario, Canada

Director since July 18, 2000

Common Shareholdings:	4,000
Deferred Share Units:	10,823
Options:	10,500

Robert Prichard, 56, is President and Chief Executive Officer of Torstar Corporation, a broadly based Canadian media company. Torstar Corporation has two principal businesses: newspapers, led by The Toronto Star, Canada’s largest daily, and book publishing, through Harlequin Enterprises, the leading global publisher of women’s fiction. He is also President Emeritus of the University of Toronto, having served as President from 1990 to 2000. Mr. Prichard is a director of Torstar Corporation, Onex Corporation, George Weston Ltd. and Four Seasons Hotels Inc. In addition, at different times during the period from 2001 to 2005, Mr. Prichard served as a director of the following publicly traded companies: 724 Solutions Inc., Brascan Corporation, Gildan Activewear Inc., Moore Corporation, St. Lawrence Cement Group Inc., Tesma International Inc., Charles River Associates and Visible Genetics Inc. Mr. Prichard is also Chairman of the Ontario Innovation Trust, Chair of the Visiting Committee of Harvard Law School and a director of the Toronto Community Foundation. He was appointed an Officer of the Order of Canada in 1994 and received the Order of Ontario in 2000.

     Mr. Prichard is a member of the Bank’s Human Resources and Management Compensation Committee.

Jeremy H. Reitman

Montreal, Quebec, Canada

Director since January 19, 1987

Common Shareholdings:	10,000
Deferred Share Units:	26,483
Options:	10,500
Jeremy Reitman, 60, is President, Chief Executive Officer and a director of Reitmans (Canada) Limited, a retailing company. He is also a member of the Board of Governors of McGill University. During the period from 2001 to 2005, Mr. Reitman did not serve as a director of any other publicly traded company. A lawyer by profession, Mr. Reitman studied at Dartmouth College, Hanover, New Hampshire (A.B.) and McGill University (B.C.L.).
     In addition to chairing the Bank’s Audit Committee, he is a member of the Governance and Nominating Committee and Conduct Review Committee and is an ex officio** member of the Risk Review Committee.

Guylaine Saucier,
C.M., F.C.A.

Montreal, Quebec, Canada

Director since May 1, 1992

Common Shareholdings:	6,090
Deferred Share Units:	22,354
Options:	10,500
Guylaine Saucier, 59, is a Corporate Director who serves on the boards of AXA Assurance Inc., CHC Helicopter Corp., Petro-Canada, Altran Technologies and Fondation du Musée des Beaux Arts. During the period from 2001 to 2005, Mme Saucier served as a director of the following publicly traded companies: Nortel Networks Corporation and Tembec Inc. She is a former Chairman of the Board of Directors of the Canadian Broadcasting Corporation, a former director of the Bank of Canada, a former Chair of the Canadian Institute of Chartered Accountants (CICA), a former director of the International Federation of Accountants, and was Chair of the Joint Committee on Corporate Governance established by the CICA, the Toronto Stock Exchange and the Canadian Venture Exchange, and was also the first woman to serve as President of the Quebec Chamber of Commerce. Mme Saucier obtained a B.A. from Collège Marguerite-Bourgeois and a B.Comm. from the École des Hautes Études Commerciales, Université de Montréal. She is a Fellow of the Institute of Chartered Accountants and a member of the Order of Canada. In 2004, she received the Fellowship Award from the Institute of Corporate Directors.
     In addition to chairing the board of The Pension Fund Society of Bank of Montreal, Mme Saucier is a member of the Bank’s Audit Committee and is one of the Audit Committee Financial Experts. She also serves on the Conduct Review Committee.

Nancy C. Southern

Calgary, Alberta, Canada

Director since September 1, 1996

Common Shareholdings:	8,483
Deferred Share Units:	6,484
Options:	10,500
Nancy Southern, 49, is President and Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited and a director of both corporations. ATCO Group is an Alberta-based corporation with companies actively engaged in power generation, utilities, logistics and energy services, industrials and technologies. She is also a director of Shell Canada Ltd., Akita Drilling Ltd. and Sentgraf Enterprises Ltd. and Executive Vice-President of Spruce Meadows, renowned as one of the world’s finest show jumping facilities. Ms. Southern did not serve as a director of any other publicly traded company during the period from 2001 to 2005. Ms. Southern was born and raised in Calgary and has been involved in many community endeavours.
     Ms. Southern is a member of the Bank’s Risk Review Committee.

Common and Preferred Shareholdings of the Bank as listed for all nominees are those over which control or direction is exercised as at January 3, 2006. Deferred Share Units and Options are as at January 3, 2006. For a description of Deferred Share Units and Options under the non-officer director plans see page 11.
**	Denotes non-voting invitee.

Bank of Montreal Proxy Circular	9

Nominees for Election to Board of Directors (continued)

Additional Disclosure Relating to Directors

To the knowledge of the Bank, no director of the Bank is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:
(i) Mr. Bachand, a director of the Bank, was a director of Krystal Bond Inc. when it became subject to a cease trade order for failure to file financial statements on April 12, 2002. It has since ceased to operate as a going concern;

(ii) Mr. Beatty, a director of the Bank, was a director of Thistle Mining Inc. when it announced on December 21, 2004 that it intended to undertake a restructuring under the Companies’ Creditors Arrangement Act (CCAA). While Thistle completed the restructuring on June 30, 2005, its common shares were suspended from trading on the Alternative Investment Market from June 30, 2005 to July 13, 2005 and its common shares have been suspended from trading on the Toronto Stock Exchange since December 31, 2004 due to the restructuring. Mr. Beatty is no longer a director of Thistle Mining Inc.;
(iii) Mr. Galloway, the Chairman and a director of the Bank, was a director of ITI Education Corporation (due to Torstar’s 40% ownership) when it voluntarily agreed to the appointment of a receiver in August 2001;
(iv) Mrs. Kwok, a director of the Bank, was a director of Air Canada when it filed for protection under the CCAA in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Mrs. Kwok is no longer a director of Air Canada; and
(v) Mme Saucier, a director of the Bank, was a director of Nortel Networks Corporation and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel’s failure to file financial statements. The cease trade order was revoked on June 21, 2005. Mme Saucier is no longer a director of Nortel Networks Corporation.

Board of Directors Compensation/Attendance

How Is the Board Compensated? (a)

Directors’ compensation is paid only to non-employee directors.
•	Chairman of the Board annual retainer: $275,000 (b)(c)
•	Annual retainer: $80,000 per year (c)
•	Board meeting fee: $1,500 per meeting (c)
•	Committee meeting fee: $1,500 per meeting
•	Committee Chair retainers: Audit Committee $35,000; Governance and Nominating Committee $25,000; Human Resources and Management Compensation Committee $25,000; Risk Review Committee $25,000; Conduct Review Committee $15,000
•	Travel fees: $1,500 per trip for directors having to travel more than 1,000 kilometres from their principal residence to participate in a meeting or series of meetings
•	Related travel and out-of-pocket expenses

Notes
(a)	During the course of the year, five non-employee directors of the Bank served as directors of subsidiaries and affiliates, for which they received additional compensation as follows:
     Harris Financial Corp. – annual retainer: US$100,000; no Board or Committee meeting fees. Mr. Galloway is a director of Harris Financial Corp.
     The Pension Fund Society of Bank of Montreal – no annual retainer; Board meeting fee: $1,500; Chair retainer: $15,000. Mme Saucier, Chair, and Messrs. Astley, Chevrier and Mitchell are directors of The Pension Fund Society of Bank of Montreal. (Management directors do not receive compensation for their services as directors.)
Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board and Committee meetings of subsidiaries and affiliates.
(b)	The Chairman of the Board receives no additional fees in his capacity as a director.
(c)	Effective November 1, 2005, the Chairman of the Board’s annual retainer increased to $300,000, the directors’ annual retainer increased to $100,000 and the Board meeting fee increased to $2,000 per meeting.

10	Bank of Montreal Proxy Circular

Deferred Share Unit Plan for Non-Employee Directors
To ensure that directors’ compensation is aligned with shareholders’ interests:
•	50% of a director’s annual retainer must be paid in Common Shares of the Bank (purchased on the open market) or in Deferred Share Units. Directors have the option to receive up to 100% of their annual retainer and meeting fees this way. In fiscal 2005, 12 of 14 non-employee directors elected to take all of their annual retainer and meeting fees in Deferred Share Units. Directors are required to hold six times their annual retainer in Common Shares and/or Deferred Share Units and, until this level is achieved, directors must take all remuneration in the form of either Common Shares or Deferred Share Units. As at January 3, 2006, all non-employee directors were in compliance with fiscal 2005 shareholding requirements with the exception of the most recently appointed director, Mr. Kvisle.
•	A Deferred Share Unit is an amount owed by the Bank to directors having the same value as one Common Share of the Bank, but is not paid out until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Bank throughout the director’s period of Board service. Payment of Deferred Share Units may be in cash or in Common Shares of the Bank purchased on the open market. As at January 3, 2006, the amount owing in respect of Deferred Share Units outstanding to Board members was $11,287,049.
•	Only non-employee directors participate.
Shareholdings of Board Members as at January 3, 2006
•	Total Common Shares held by non-employee directors: 117,177
•	Total Deferred Share Units held by non-employee directors: 185,086
•	Total value of Common Shares and Deferred Share Units held by non-employee directors was $20,061,195 based on the closing price of the Bank’s Common Shares on the Toronto Stock Exchange as of January 3, 2006, which was $66.37.
Non-Officer Director Stock Option Plan
The granting of options under the Non-Officer Director Stock Option Plan was discontinued effective November 1, 2003. A description of the Plan can be found on page 36.

Summary of Directors’ Attendance for the Period November 1, 2004 to October 31, 2005

											Human Resources
									Governance		and Management
Summary of							Conduct Review		and Nominating		Compensation		Risk Review		Pension Fund
Attendance	Board		Round Table (a)		Audit Committee		Committee		Committee		Committee		Committee		Society Board
of Directors	(11 meetings)		(7 meetings)		(6 meetings)		(4 meetings)		(8 meetings)		(10 meetings)		(6 meetings)		(4 meetings)		Total
	#	%	#	%	#	%	#	%	#	%	#	%	#	%	#	%	%
Robert M. Astley (b)	11	100	7	100	–	–	–	–	–	–	10	100	6	100	2/2	100	100
Stephen E. Bachand	10	91	7	100	–	–	–	–	8	100	10	100	–	–	–	–	97
David R. Beatty	10	91	5	71	–	–	–	–	8	100	–	–	5	83	–	–	88
Robert Chevrier	10	91	6	86	6	100	4	100	–	–	–	–	–	–	4	100	94
F. Anthony Comper (c)	11	100	7	100	5	83	–	–	8	100	8/8	100	6	100	–	–	98
Ronald H. Farmer (b)	11	100	7	100	3/3	100	2/2	100	–	–	10	100	–	–	–	–	100
David A. Galloway (d)	10	91	7	100	6	100	3/3	100	8	100	10	100	6	100	2/2	100	98
Harold N. Kvisle (elected February 22, 2005) (b)	7/7	100	4/5	80	–	–	–	–	–	–	5/6	83	–	–	–	–	89
Eva Lee Kwok	11	100	7	100	6	100	4	100	–	–	–	–	–	–	–	–	100
J. Blair MacAulay (retired February 22, 2005)	4/4	100	2/2	100	–	–	–	–	3/3	100	4/4	100	–	–	–	–	100
The Hon. Frank McKenna (resigned February 22, 2005)	4/4	100	2/2	100	3/3	100	2/2	100	–	–	–	–	–	–	2/2	100	100
Bruce H. Mitchell (b)	11	100	7	100	–	–	–	–	8	100	–	–	6	100	2/2	100	100
Philip S. Orsino	9	82	6	86	5	83	2	50	–	–	–	–	–	–	–	–	79
J. Robert S. Prichard	11	100	7	100	–	–	–	–	–	–	10	100	–	–	–	–	100
Jeremy H. Reitman (e)	11	100	7	100	6	100	4	100	8	100	–	–	6	100	–	–	100
Joseph L. Rotman (retired February 22, 2005)	3/4	75	1/2	50	–	–	–	–	–	–	–	–	2/2	100	2/2	100	80
Guylaine Saucier	11	100	6	86	6	100	4	100	–	–	–	–	–	–	4	100	97
Nancy C. Southern	10	91	4	57	–	–	–	–	–	–	–	–	5	83	–	–	79

(a)	Informal directors’ sessions used as a forum for the Chief Executive Officer to discuss developing issues or as meetings of non-management directors.
(b)	Was not a member of certain committees for the entire year.
(c)	Is not a Committee member, but attends committee meetings, in full or in part, as appropriate, as a management invitee.
(d)	Member of Governance and Nominating, Human Resources and Management Compensation and Risk Review Committees and attends other committee meetings as a non-voting director.
(e)	Attends Risk Review Committee meetings as a non-voting director.

Bank of Montreal Proxy Circular	11

Board of Directors Compensation/Attendance (continued)
The following table sets out compensation paid to directors (other than Mr. Comper) who served during the year ended October 31, 2005.
Directors’ Compensation for Fiscal 2005

								Portion of fees
				Board and				taken in cash or
			Non-executive	Round Table	Committee			applied to Common
	Board	Committee Chair	Chairman	attendance	attendance	Travel		Shares and/or Deferred
Directors	retainer ($)	retainer ($)	retainer ($)	fee ($) (a)	fee ($)	fees ($)	Total ($) (b)	Share Units (DSUs)
Robert M. Astley	80,000	–	–	28,500	27,000	–	135,500	100% DSUs
Stephen E. Bachand	80,000	25,000	–	27,000	27,000	16,500	175,500	100% DSUs
David R. Beatty	80,000	25,000	–	24,000	19,500	–	148,500	100% DSUs
Robert Chevrier	80,000	10,000	–	25,500	21,000	–	136,500	Annual retainer 50% in cash and 50% in Common Shares. Meeting fees 100% cash.
Ronald H. Farmer	80,000	–	–	28,500	22,500	–	131,000	100% DSUs
David A. Galloway	–	–	275,000	–	–	–	275,000	100% DSUs
Harold N. Kvisle (elected February 22, 2005)	60,000	–	–	18,000	7,500	12,000	97,500	100% DSUs
Eva Lee Kwok	80,000	–	–	28,500	15,000	13,500	137,000	100% DSUs
J. Blair MacAulay (retired February 22, 2005)	26,667	–	–	9,000	10,500	–	46,167	100% DSUs
The Hon. Frank McKenna (resigned February 22, 2005)	26,667	5,000	–	9,000	10,500	4,500	55,667	100% DSUs
Bruce H. Mitchell	80,000	25,000	–	28,500	24,000	–	157,500	100% DSUs
Philip S. Orsino	80,000	–	–	24,000	10,500	–	114,500	100% DSUs
J. Robert S. Prichard	80,000	–	–	28,500	15,000	–	123,500	100% DSUs
Jeremy H. Reitman	80,000	35,000	–	28,500	36,000	–	179,500	100% DSUs
Joseph L. Rotman (retired February 22, 2005)	26,667	–	–	6,000	6,000	–	38,667	100% DSUs
Guylaine Saucier	80,000	15,000	–	27,000	21,000	–	143,000	100% DSUs
Nancy C. Southern	80,000	–	–	22,500	7,500	10,500	120,500	Annual retainer 100% DSUs. Meeting fees 100% cash.
Total	1,100,001	140,000	275,000	363,000	280,500	57,000	2,215,501

(a)	Includes a double meeting fee for the two-day strategy session.
(b)	In addition, directors have received compensation for certain ad hoc sessions with management or other directors which is not included in this table.

12	Bank of Montreal Proxy Circular

Report of the Audit Committee

The Audit Committee oversees the integrity of the Bank’s financial reporting, its internal control, disclosure control and internal audit function, and its compliance with legal and regulatory requirements. The Committee also reviews and assesses the qualifications, independence and performance of the Shareholders’ Auditors.

Year in Review
Financial Reporting
•	Reviewed with management emerging best practices in response to changes in securities legislation. The Bank’s Chief Executive Officer and Chief Financial Officer continue to certify the Consolidated Financial Statements and related disclosure materials, as required under rules adopted by the Canadian Securities Administrators and as required by the Sarbanes-Oxley Act.

•	Reviewed with management and the Shareholders’ Auditors: the appropriateness of the Bank’s accounting and financial reporting, the impact of adopting new accounting standards, the accounting treatment of significant risks and uncertainties, the key estimates and judgments of management that were material to the Bank’s financial reporting, and the disclosure of critical accounting policies.

•	Reviewed certain complex matters with management, including derivatives and variable interest entities, as part of the ongoing education of Committee members.

•	Reviewed and recommended for approval by the Board: the Audited Consolidated Financial Statements, Management’s Discussion and Analysis and financial releases on an annual and quarterly basis, and the Annual Information Form on an annual basis. Also reviewed and recommended for approval by their respective boards the annual Financial Statements of certain subsidiaries. The Committee concluded these documents were complete, fairly presented the Bank’s financial position and financial performance and were in accordance with generally accepted accounting principles that were consistently applied.

•	Reviewed the annual examination report from the Office of the Superintendent of Financial Institutions.

•	Monitored the Bank’s implementation of a significant new management reporting system in fiscal 2005.
Internal Control and Disclosure Control
•	Reviewed the processes involved in evaluating the Bank’s internal control environment. Specifically, the Committee approved the annual audit plan; reviewed quarterly reports of the Chief Auditor related to internal control; evaluated internal audit processes; and reviewed on a regular basis the adequacy of resources and independence of the Corporate Audit function.
•	Monitored the Bank’s progress on its project related to management’s first report on their assessment of the effectiveness of internal control over financial reporting required under section 404 of the Sarbanes-Oxley Act. Management’s first report will be signed as at October 31, 2006.

•	Reviewed and approved corporate policies relating to internal control and financial governance, as well as the Corporate Audit mandate.

•	Met regularly with the Chief Auditor without management present.

•	Examined key regulatory developments and assessed their implications for the Bank.

•	Examined reports of the General Counsel on legal matters and matters related to taxation and litigation.

•	Examined reports of the Chief Compliance Officer on matters relating to compliance.

•	Reviewed recommendations of the Shareholders’ Auditors and external regulators, as well as management’s response.
Shareholders’ Auditors
•	Reviewed and approved all audit and permitted non-audit services performed by the Shareholders’Auditors in accordance with the Bank’s Auditor Independence Policy. The Policy continues to exceed regulatory requirements and strictly curtails non-audit services by the Shareholders’Auditors. The Committee confirmed that appropriate practices are being followed to safeguard the independence of the Shareholders’Auditors.
•	Reviewed the reports of the Shareholders’Auditors outlining all relationships between the Shareholders’Auditors and the Bank to confirm the independence of the Shareholders’Auditors.
•	Met regularly with the Shareholders’Auditors without management present.

The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended October 31, 2005.

/s/ Jeremy H. Reitman
Jeremy H. Reitman Chair

Bank of Montreal Proxy Circular	13

Report of the Conduct Review Committee

The Conduct Review Committee is responsible for performing duties set forth in its Charter to enable the Board to fulfill its oversight responsibilities in relation to transactions involving related parties; conflicts of interest and the use and disclosure of confidential information, including customer and employee information; consumer protection measures and dealing with customer complaints; and standards of business conduct and ethics for directors, senior management and employees. In addition, the Committee acts as the conduct review committee of designated subsidiaries, consisting of Bank of Montreal Mortgage Corporation, BMO Trust Company and BMO Life Insurance Company, as required by the Board.

Year in Review
•	Reviewed and approved the Bank’s updated procedures for complying with the Self-Dealing Provisions of the Bank Act, other governing legislation, applicable insider lending restrictions under the United States Securities Exchange Act and other non-legislated best practices adopted by the Bank.

•	Reviewed material transactions with related parties of the Bank and its designated subsidiaries in order to identify any potential material effects of these transactions on the stability or solvency of the participants.

•	Reviewed the revised FirstPrinciples: Our Code of Business Conduct and Ethics, and recommended its approval to the Board. The Code was updated to reflect the Bank’s continued commitment to ethical business practices as well as changes in legislation and the regulatory environment, including specific references to terrorist financing, anti-bribery provisions and restrictions on political contributions when prescribed by law.

•	Reviewed the Bank’s reports relating to employee conduct procedures, including conflict of interest, personal trading in securities and results of the FirstPrinciples Annual Acknowledgement process.

•	Reviewed the Bank’s procedures for dealing with customer complaints, including the Bank Ombudsman’s annual report on complaints resolution, and other consumer protection provisions, including procedures to fulfill the obligations imposed by the Financial Consumer Agency of Canada (FCAC).
•	Reviewed the Bank’s report on the status of the FCAC compliance regime, as well as updates on FCAC activities and requirements and their impact on the Bank.

•	Examined reports on disclosure of information to customers in compliance with the Bank Act, including the Chief Auditor’s attestation regarding the Bank’s related system of internal control.

•	Reviewed reports on the use and disclosure of confidential information, including customer and employee information, to monitor compliance with the obligations imposed by privacy legislation.

•	Reviewed and approved the General Arrangement on Asset Securitizations, as well as new and updated asset securitization transactions.

•	Submitted to the Superintendent of Financial Institutions an annual report on the proceedings of the Committee.

The Committee is satisfied that it appropriately fulfilled its mandate for the year ended October 31, 2005.

/s/ Robert Chevrier
Robert Chevrier Chair

14	Bank of Montreal Proxy Circular

Report of the Governance and Nominating Committee

The Governance and Nominating Committee is responsible for developing and maintaining governance principles consistent with high standards of corporate governance, and reviewing and assessing on an ongoing basis the Bank’s system of corporate governance. The Committee identifies and recommends candidates for election or appointment to the Board and ensures that orientation programs are in place for new directors, as well as an ongoing education program for all directors to ensure that their knowledge and understanding of the Bank’s business and their responsibilities as directors are kept current. The Committee conducts an annual review of director compensation and makes recommendations to the Board thereon. The Committee is also responsible for developing and recommending to the Board a process for assessing the Board, its committees and individual directors, including the Chairman of the Board.

Year in Review

•	Independent Chairman of the Board – Recommended to the Board a revised position description for the Chairman of the Board and a new position description for the Committee Chairs.

•	Corporate Governance Initiatives – Ongoing assessment of the Bank’s system of corporate governance to ensure that the Bank’s corporate governance practices meet applicable legal and regulatory requirements and best practices. (For a complete discussion of the Bank’s corporate governance practices, see Schedule 1 of this Proxy Circular. In addition, a full review of corporate governance practices is available on the Bank’s web site at www.bmo.com.)

•	Augmentation of the Board – Reviewed the skills and competencies of the Board as a whole and of individual directors against a list of desirable skills and competencies. Reviewed and updated the Committee’s Prospective Directors List with a view to the potential recruitment of additional directors.

•	Board/Committee Composition – Assessed the composition and size of the Board, examining its breadth and the diversity of experience of its current members. Recommended to the Board the nominees to stand for election as directors at the Annual Meeting of Shareholders, as well as the Committee members and Chairs for the year.

•	Board, Committee and Director Performance Assessment – Reviewed the Board’s current evaluation process and conducted the annual evaluation of the effectiveness and contributions of the Board, its committees and individual directors based on questionnaires prepared by the Committee and completed by all the directors, and on interviews conducted by the Chairman of the Board.

•	Director Independence, Shareholdings and Attendance – Worked with the Board in determining that, with the exception of the President and Chief Executive Officer, Tony Comper, all the directors were independent in accordance with the independence standards approved by the Board. Reviewed the shareholdings of directors and concluded that all directors met the six times annual retainer requirement in effect throughout fiscal 2005 with the exception of the most recently appointed director, Mr. Kvisle. Monitored director attendance and determined that all directors met the requirement to attend at least 75% of all meetings (Board and committees) that they are required to attend during the year.

•	Director Compensation – Conducted an assessment of the director compensation practices of comparator corporations and made recommendations to the Board regarding changes in the compensation of the Bank’s directors.

•	Annual Strategy Session – Conducted a survey following the Board’s annual strategy session, which confirmed the directors’ agreement with the strategies outlined and provided input regarding future strategy sessions.

•	Annual Governance Reviews and Updates – Supervised the annual review of the Bank’s Approval/Oversight Guidelines, which define the lines of accountability for both the Board and management. Reviewed and made recommendations to the Board on amendments to the Board’s Mandate and the Board Committee Charters in light of recent developments in corporate governance guidelines and standards. Augmented the Board’s Director Orientation Program. Reviewed the Bank’s Charter of Expectations for Directors and approved its incorporation into the Board’s overall Mandate.

The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended October 31, 2005.

/s/ Bruce Mitchell
Bruce Mitchell
Chair

Bank of Montreal Proxy Circular	15

Report of the Human Resources and
Management Compensation Committee

The Human Resources and Management Compensation Committee is responsible for assisting the Board of Directors in ensuring that human resources strategies support the Bank’s objectives and sustain shareholder value.

Year in Review

During the year, the Committee reviewed strategic, organizational and leadership issues, executive compensation programs, performance assessments of the Bank’s most senior executives and succession management for all key executive positions. In fulfilling its role, the Committee:
•	Reviewed and approved the Bank’s overall approach to executive compensation, including compensation principles and objectives for total compensation, any changes to short-, mid- and long-term incentive programs, and the policies that govern the ongoing administration of all components of compensation.

•	Ensured that effective succession plans (short-term and long-term) for senior executive positions continue to be in place. These succession plans were reviewed with the Board.

•	Recommended to the Board the appointment and reassignment of members of the Bank’s Management Board Executive Committee (i.e., the ten most senior executives) and reviewed and approved the appointment and reassignment of other executives.

•	Assessed the performance of the Bank’s President and Chief Executive Officer and reviewed the assessment with the Board; determined the President and Chief Executive Officer’s compensation based on the Bank’s performance for the past fiscal year.

•	Reviewed annual performance assessments submitted by the President and Chief Executive Officer for the nine other senior executives, and reviewed and approved compensation for these nine executives.

•	Reviewed a comprehensive assessment of the human resources strategic priorities to widen and deepen the Bank’s performance culture. Progress being made against these key strategies included:
–	increasing operational efficiency and effectiveness through organizational redesign and reduction of management layers,
–	establishing more aggressive performance standards and aligning compensation to those standards,
–	enhancing the management of talent and succession,
–	strengthening employee engagement (morale) and the Bank’s status as an employer of choice, and
–	matching training and development with business needs and implementing more cost-efficient training delivery models.

A summary of the assessment and recommended enhancements for 2005/2006 was reported to the Board.

•	Met with the Committee’s compensation advisor without management present.

•	Reviewed the relationship with the Committee’s compensation advisor and implemented an annual performance assessment and confirmation of the advisor’s mandate, and a pre-approval process for other work that the advisor’s firm may undertake for the Bank in 2006.

The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended October 31, 2005.

/s/ Stephen E. Bachand
Stephen E. Bachand Chair

16	Bank of Montreal Proxy Circular

Report of the Risk Review Committee

The Risk Review Committee is responsible for performing the duties set forth in its Charter to enable the Board to fulfill its oversight responsibilities in relation to the identification, documentation, measurement and management of significant risks affecting the Bank. The Committee also monitors the Bank’s compliance with risk-related regulatory requirements and with its internal risk management policies and procedures.

Year in Review
•	Reviewed, amended and approved corporate policies that address risk management by means of controls, including controls on the authorities and limits delegated to the Chief Executive Officer. These policies and controls are aligned with prudent, proactive risk management principles, prevailing market conditions and the business requirements of the approved strategies. They are also designed to be in compliance with the requirements of the laws and regulatory bodies that govern the Bank and its subsidiaries.

•	Reclassified corporate policies to corporate standards as appropriate and consistent with the Bank’s Policy Redesign Initiative.

•	Reviewed and approved the quarterly total bank market risk profile.

•	Reviewed the provision and allowance for credit losses prior to its approval by the Audit Committee.

•	Reviewed, together with the Audit Committee, the annual examination report from the Office of the Superintendent of Financial Institutions.

•	Reviewed and approved, as appropriate, decisions on risk exposures that exceeded delegated limits as per the Bank’s Counterparty Exposure Diversification Corporate Policy.

•	Examined regularly the attestations and reports of the Executive Vice-President and Chief Risk Officer. These address positions and trends in the Bank’s risk exposures, including the comparison of actual positions to exposure limits as well as any exceptions to corporate policies.

•	Reviewed core methods and procedures established by management to control key risks, and deemed by the Committee to be appropriate for prudent business practice.

•	Examined and considered the validity of the Bank’s risk measures, including parameters and boundaries of measures.

•	Reviewed significant credit and market risk exposures, industry sector analyses, topical risk issues, and the strategies of the Bank’s major business units, including related risk methodologies. The strategies of the business units are reviewed from an integrated perspective that encompasses all of the risk components, thereby providing a comprehensive view of both the risk and the expected returns.

•	Considered risk issues in the broad context of the Bank’s enterprise-wide strategic management framework and the risk-adjusted return on capital of significant new businesses, group strategies and line-of-business initiatives.

•	Evaluated the Committee’s effectiveness in carrying out the duties specified in its Charter.

•	Reviewed regularly the Bank’s progress toward implementation of new regulatory capital requirements under the Basel II Framework and continued to prepare for the governance and operational changes that this will require.

The Committee is satisfied that it appropriately fulfilled its mandate for the year ended October 31, 2005.

/s/ David R. Beatty
David R. Beatty Chair

Bank of Montreal Proxy Circular	17

Report on Executive Compensation

The following is the Human Resources and Management Compensation Committee’s report on executive compensation, which covers approximately 260 Bank of Montreal executives as well as executive equivalents in subsidiaries.

Executive Compensation Structure and Policies

Bank of Montreal’s enterprise-wide compensation philosophy, “competitive pay for competitive performance”, supports the continued success of the Bank and is achieved through the following principles and objectives, as approved by the Committee:

Compensation Principles
•	Total compensation “target” levels for executives (the sum of base salary and short-term, mid-term and long-term incentives, plus the value of pensions, benefits and perquisites) are set at the median of the relevant comparator markets:
–	for Canadian executives, the relevant market is generally the other four major Canadian banks (Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Royal Bank of Canada and The Toronto-Dominion Bank), although for specialized positions, the Bank may consider a broader market, such as a broader group of large Canadian organizations (those with revenue over $5 billion), and
–	for U.S. executives, the relevant market is a comparable group of U.S. regional banks.
•	Total direct compensation (the sum of base salary and short-term, mid-term and long-term incentives) may be increased to deliver pay above the median when business performance exceeds expectations in terms of year-over-year growth, and relative performance as measured against the Bank’s peer group. (For business performance purposes, the peer group is comprised of the other four major Canadian banks listed above, and National Bank of Canada.)
•	Conversely, if performance is below expectations, total direct compensation may be decreased to deliver pay below the market median.

Compensation Objectives
•	Attract, retain and motivate talented executives in a highly competitive business environment.
•	Provide each executive, from Vice-President to Chief Executive Officer, with a base salary based on the market value of the role, internal pay equity and the individual’s demonstrated ability to perform the role.
•	Motivate executives to create sustained shareholder value by:
–	ensuring all executives have an “at risk” component of total compensation that reflects their ability to influence business outcomes and financial performance,
–	linking short-term incentive awards for all executives to 1) the actual results of the Bank and its operating groups, and 2) the Bank’s results relative to its peer group,
–	providing mid-term and long-term incentives that align executive compensation with the returns realized by shareholders, and
–	reflecting individual performance in the determination of incentive awards.

Advisors to the Committee

The Committee has engaged Mercer Human Resource Consulting (Mercer) to gather information and opine on the Bank’s compensation practices versus its direct comparators, as well as other large financial services organizations and other widely held corporate employers. The Committee’s mandate with Mercer was established in 2003. Mercer provides advice to the Committee on policy recommendations prepared by management, and also reviews and provides commentary on the Bank’s Proxy Circular. During fiscal 2005, Mercer attended portions of some Committee meetings, as requested by the Committee Chair. Effective with the Mercer engagement for fiscal 2003, the Committee conducts an annual review of all work performed by Mercer for the Bank and the associated fees.
     For fiscal year 2005, Mercer’s fees as the Committee’s advisor totalled approximately $127,000. The Bank also paid Mercer approximately $3.5 million in fiscal 2005 consisting of:
(i)	$3.4 million for various routine administration, actuarial and compliance tasks completed for Bank management at various locations around the world, unrelated to the compensation of the Bank’s executives; and,

(ii)	$97,000 for work relating to the competitiveness of executive pensions.

Revisions to Mercer’s Mandate for Fiscal 2006

In fiscal 2005, the Committee reviewed its overall relationship with Mercer in the context of:
(i)	New regulatory requirements to disclose the identity of compensation consultants retained by the Bank, and their mandates;
(ii)	Guidance from shareholders on consultant independence; and
(iii)	Evolving best practice regarding Committee use of consultants.

     Based on this review, the Committee has made, or is in the process of making, the following changes effective fiscal 2006:
(i)	The Committee reviewed Mercer’s performance and fees from all sources for fiscal 2005, and confirmed revisions to its mandate and process for setting fees for fiscal 2006;
(ii)	The Committee will agree annually, and on an as-needed basis, with input from management and Mercer, the specific work to be undertaken by the consultant for the Committee, and the fees associated with this work;
(iii)	All services provided by Mercer to the Bank, beyond Mercer’s role as advisor to the Committee, will require written pre-approval by the Chair of the Committee outlining the scope of work and related fees. The Committee will not approve any such work that, in its view, could compromise Mercer’s independence as advisor to the Committee. In this regard, some work currently done by Mercer for management (for example, advice on the competitiveness of executive pensions) will in future be included as part of the Committee’s mandate; and
(iv)	The Committee will disclose annually in the Proxy Circular the work done and fees paid to Mercer for all work done for the Committee, and any other work the Committee has approved.

18	Bank of Montreal Proxy Circular

Other Compensation Advisors to the Bank

The Bank retains Hay Group and Towers Perrin from time to time to provide expertise and advice in connection with the development of compensation policies and to make recommendations respecting the design and implementation of executive compensation programs, for the Committee’s review and approval.
     For fiscal 2005, Hay Group’s fees as management’s advisor totalled approximately $122,000. The Bank also paid Hay Group approximately $484,000 in fiscal 2005 for non-executive compensation and job evaluation consulting, compensation surveys, and training program design and facilitation.
     For fiscal 2005, Towers Perrin’s fees as management’s advisor totalled approximately $200,000 for executive compensation consulting and custom survey work. The Bank also paid

Towers Perrin approximately $470,000 in fiscal 2005 for benefits consulting in connection with United States employee health and welfare programs.

Elements of Executive Compensation

Executive compensation consists of four main elements: base salary, short-term incentives, performance and/or restricted share units issued under the mid-term incentive plans, and stock options issued as long-term incentives. These are described in Table A below for all executives, excluding those in Investment Banking Group (IBG), except where noted. The compensation elements for IBG executives follow in Table B.

Table A: Compensation Elements for Executives (excluding those in IBG, except where noted)

Compensation			Performance
element	Form	Eligibility	period	Determination

Base salary	Cash	All executives	Annual	• Base salary targets are set at the median of the appropriate comparator market, adjusted to reflect individual performance and internal equity

Short-term incentives (STIP)	Cash	All executives	1 year
•   Aggregate awards are based on the achievement of predetermined goals for Total Bank performance, or a combination of Total Bank and operating group performance
•   Individual awards are based on the achievement of specific annual goals at both the business and individual levels

	Deferred stock units	MBEC members and other selected executives, including selected officers in IBG	Until executive retires or leaves the Bank
•   Voluntary deferral of some or all of short-term incentive as deferred stock units
•   Deferred stock units are redeemable only upon retirement, termination of employment or death, for cash and/or the Bank’s Common Shares
•   The payout value is equal to the fair market value of an equal number of Common Shares of the Bank at the time of redemption

Mid-term incentives (Bank MTIP)	Performance share units	All executives, and selected officers in IBG	3 years
•   Aggregate awards at time of grant will be adjusted positively or negatively to reflect achievements in productivity improvement
•   Units are issued at a price equal to the average closing price of the Bank’s Common Shares over the 90 days preceding December 1 of the relevant grant year
•   Each award vests and is paid out at the end of the three-year performance period
•   The value at payout is based on the then-average share price and may be increased by up to 50% or decreased to as low as 0% based on the Bank’s annualized total shareholder return over the three-year period, relative to the Bank’s Canadian peer group

Long-term incentives (LTIP)	Stock options	Most executives, and selected officers in IBG	10 years
•   Based on share price appreciation over the 10-year term, with vesting over four years
•   All participants have a portion of their options subject to a 50% increase in the Bank’s share price over the grant price before options can be exercised
•   The most senior executives have 33% of their options subject to a 50% share price increase and 34% subject to a 100% share price increase before options can be exercised. If such price thresholds are not met, the options will expire worthless

Table B: Compensation Elements for Executives in Investment Banking Group (IBG) (a)

Compensation			Performance
element	Form	Eligibility	period	Determination

Base salary	Cash	All executives and executive equivalents	Annual	• Base salary targets are set at the median of the appropriate comparator market, adjusted to reflect individual performance and internal equity

Short-term incentives	Cash	All executives and executive equivalents	1 year
•   Aggregate awards are based on annual business performance goals (IBG net income or line of business financial performance, both of which are adjusted for loan loss performance)
•   Individual awards are based on the achievement of predetermined annual goals

Mid-term incentives (IBG MTIP)	Restricted share units	All executives and executive equivalents	3 years
•   Aggregate awards are based on annual business performance (net income, adjusted for productivity and loan loss performance)
•   Awards are granted as restricted share units that vest one-third per year over three years
•   Participants may elect to have units paid out as they vest each year, or in full at the end of the three years (where permissible)
•   The payout value is based on the then-average share price

(a)	In addition, the IBG Management Committee (i.e., the eight most senior executives, including Messrs. Downe and Bourdeau) are eligible to participate in Bank MTIP, Stock Option Plan and the Deferred Stock Unit Plan.

Bank of Montreal Proxy Circular	19

Report on Executive Compensation (continued)

Relative Weighting of Each Compensation Element
The relative weighting of each element of compensation is aligned with each executive’s ability to influence short-, medium- and long-term business results, ensuring appropriate emphasis on each performance period (i.e., one year, three years, ten years). The actual incentive opportunity varies with an executive’s level of responsibility and is established through regular reviews of competitive practice. The table opposite shows the percentage each component comprises of the executive’s target total direct compensation.

	Percentage of target total direct compensation (excluding IBG)
				Long-term
	Base	Short-term	Mid-term	incentive
Title	salary	incentive	incentive	(options)
Chief Executive Officer	15%	15%	35%	35%
Operating Group President	26%	23%	25%	26%
Senior Executive Vice-President Executive Vice-President	31%	21%	23%	25%
Senior Vice-President	40%	20%	26%	14%
Vice-President	47%	20%	24%	9%

1. Short-Term Incentive Plans
Changes Effective Fiscal 2005
In fiscal 2005, changes were made to the Executive Short-Term Incentive Plan to enhance the alignment between compensation levels and revenue growth, as well as other key operating results. The enhancements include:
•	Increased focus on revenue growth, by increasing the weighting on this key measure from 25% to 50%,
•	Differentiated growth targets for the Bank’s mature versus growth businesses,
•	Introduction of pool funding caps, with maximum pool funding set at 150%,
•	0% incentive pool funding for negative earnings growth, and
•	Introduction of a formalized process for the Committee to apply its judgment to increase or decrease the formula-derived level of pool funding. In applying its judgment, the Committee considers such key factors as:
– actual versus expected loan loss provisions,
– the Bank’s relative performance against its peers, and
– overall quality of earnings.

1.1 Executive Short-Term Incentive Plan (other than Investment Banking Group)

1.1.1 Participation and Performance Measures

There are approximately 240 participants in this Plan, which excludes executives in Investment Banking Group. The size of the short-term incentive pool is determined either by Total Bank performance or by a combination of Total Bank and operating group performance, as noted in Tables C and D.

Table C: Performance Measures Used to Determine the Level of Incentive Pool Funding

	Weighting of each measure
	Total Bank performance		Individual operating group performance
	Earnings per share		Net income
Operating group	(GAAP) growth	Revenue growth	(GAAP) growth	Revenue growth	Total
Personal & Commercial Client Group	12.5%	12.5%	37.5%	37.5%	100%
Private Client Group	12.5%	12.5%	37.5%	37.5%	100%
Corporate Groups	50.0%	50.0%	n/a	n/a	100%

For Management Board Executive Committee (MBEC) members (the ten most senior executives), the formula used to determine the level of incentive pool funding includes relative performance, whereby Total Bank earnings per share and revenue growth are assessed relative to those of the Bank’s Canadian peer group (the other five major Canadian banks). The weighting of the performance measures is shown in Table D.

20	Bank of Montreal Proxy Circular

Table D: Performance Measures Used to Determine the Level of Incentive Pool Funding – MBEC Members (excluding IBG)

	Weighting of each measure
	Total Bank performance		Individual operating group performance		Total Bank relative performance
	Earnings per share	Revenue	Net income	Revenue	Earnings per share	Revenue
Operating group	(GAAP) growth	growth	(GAAP) growth	growth	(GAAP) growth	growth	Total
Personal & Commercial Client Group	12.5%	12.5%	25.0%	25.0%	12.5%	12.5%	100%
Private Client Group	12.5%	12.5%	25.0%	25.0%	12.5%	12.5%	100%
Corporate Groups	37.5%	37.5%	n/a	n/a	12.5%	12.5%	100%

1.1.2 Individual Performance and Allocating Incentive Pool Funds
Each executive’s performance is assessed against predetermined financial, operational and strategic objectives. Final STIP awards are allocated based on the individual’s contribution to annual business results, strategy development and strategy execution. The aggregate of individual STIP awards cannot exceed incentive pool funding.

1.1.3 2005 Payouts – Short-Term Incentive Plan
As a result of the 2005 enhancements to the STIP program, which included an increased focus on revenue growth and aggressive earnings growth targets, a higher level of business performance was required to fund incentive pools at target levels (i.e., median of the market). As highlighted in the Bank’s 2005 Annual Report, performance of the Bank as a whole and each of its operating groups improved over 2004. Personal & Commercial Client Group exceeded its growth targets and the bonus pool was increased accordingly. Private Client Group exceeded its growth targets; however, its incentive pool was reduced compared to the prior year due to the impact of the new maximum pool funding cap. While the Bank as a whole achieved above-target earnings growth, revenue growth was less than expected, which, combined with increased performance expectations, resulted in a reduction in incentive pool funding for Corporate Groups compared to the prior year.

1.2 Short-Term Incentive Plan – Investment Banking Group (IBG) – Management Committee

1.2.1 Participation and Performance Measures
For the executives of the IBG Management Committee (the eight most senior executives), the size of the short-term incentive pool is determined by a combination of Total Bank performance and the performance of IBG, as shown below:

Table E: Performance Measures Used to Determine the Level of Incentive Pool Funding – IBG Management Committee

	Weighting of each measure
	Total Bank performance		IBG performance
	Earnings per share (GAAP) growth	Revenue growth	Net income (GAAP) relative to Plan (a)	Total
Investment Banking Group – Management Committee members	12.5%	12.5%	75.0%	100%

(a)	The short-term incentive pool is funded based on IBG’s net income (adjusted for loan loss performance).
For MBEC members in IBG, relative performance is also considered, whereby Total Bank cash earnings per share and revenue growth are assessed relative to those of the Bank’s Canadian peer group (the other five major Canadian banks). The weighting of these performance measures is shown below:
Table F: Performance Measures Used to Determine the Level of Incentive Pool Funding – Messrs. Downe and Bourdeau

Weighting of each measure
	Total Bank performance		IBG performance	Total Bank relative performance
	Earnings per share		Net income (GAAP)	Earnings per share
	(GAAP) growth	Revenue growth	relative to Plan (a)	(GAAP) growth	Revenue growth	Total
Investment Banking Group – MBEC members	12.5%	12.5%	50.0%	12.5%	12.5%	100%

(a)	The short-term incentive pool is funded based on IBG’s net income (adjusted for loan loss performance).

Bank of Montreal Proxy Circular	21

Report on Executive Compensation (continued)

1.2.2 Individual Performance and Allocating Incentive Pool Funds
Each executive’s performance is assessed against predetermined financial, operational and strategic objectives. Final STIP awards are allocated from the funded incentive pools based on the individual’s contribution to annual business results, strategy development and strategy execution. The aggregate of individual STIP awards cannot exceed incentive pool funding.
1.2.3 2005 Investment Banking Group Payout
Performance of Investment Banking Group improved over 2004, but fell short of Plan. As a result, funding is down year-over-year. Short-term incentive compensation for the most senior officers in Investment Banking Group decreased, including for the two Named Executive Officers, as shown in the Summary Compensation table on page 27, which also reflects the influence of Total Bank performance versus its aggressive growth targets.
1.3 Deferral of Short-Term Incentives
      (Deferred Stock Unit Plans)
The purpose of the Deferred Stock Unit Plans is to further align the interests of executives with those of shareholders by linking short-term incentive awards to the future value of the Bank’s Common Shares.
     MBEC members and other selected executives are eligible to participate in the Deferred Stock Unit Plans, which allow participants to voluntarily defer cash awarded under the Short-Term Incentive Plans. The deferred amount is converted into deferred stock units (DSUs).
     Participants may elect to receive 0%, 25%, 50%, 75% or 100% of their short-term incentive awards in DSUs. For participants who are MBEC members, up to 100% of their bonus may be deferred; for participants who are not MBEC members, the individual annual deferral amount is capped at $350,000.
     Irrevocable elections must be made before the beginning of the fiscal year. Once short-term incentive awards are determined after the fiscal year-end, the percentage of their short-term incentive award that executives elected to defer is converted into DSUs based on the average closing price of the Bank’s Common Shares on the Toronto Stock Exchange (TSX) for the last five trading days of the fiscal year (ending October 31, 2005 for current-year deferrals). Additional DSUs are automatically credited to participants’ accounts in respect of dividends that are paid on Common Shares of the Bank.
     Redemption of DSUs for cash and/or the Bank’s Common Shares (purchased on the open market) can be made only upon termination of all positions with the Bank and its affiliates. The value of the DSUs is equivalent to the fair market value of an equal number of Common Shares at the time of redemption.
2.  Mid-Term Incentive Plans
The Bank’s mid-term incentive plans are designed to motivate creation of sustainable shareholder value and superior returns over a three-year performance period.
2.1 Executive Mid-Term Incentive Plans
2.1.1 Participation and Performance Measures
Participants in these Plans are the same as those in the Executive Short-Term Incentive Plan and the executives of the IBG Management Committee (the eight most senior executives in IBG).
     Cash productivity (the cash expense-to-revenue ratio or the percentage of revenue consumed by operating expenses, excluding the impact of intangible amortization on non-interest expense) is used to adjust the size of the mid-term incentive pools. Productivity results for the Bank and each operating group affect pools as follows:
•	If productivity fails to meet target ratios, mid-term incentive pools will be decreased by as much as 15.0% of the total direct compensation target level, or
•	If productivity exceeds target ratios, mid-term incentive pools will be increased by up to 7.5% of the total direct compensation target level.
2.1.2 Individual Performance and Allocating Pool Funds
Individual awards are determined based on an assessment of the individual’s performance in the current year, the level and consistency of the individual’s contribution over the past three years (i.e., sustained performance), and the individual’s potential to assume greater responsibility and make an even more significant contribution in the future.
     Under these Plans, participants receive annual awards of performance share units (Units). The initial value of each of these Units is based on the average closing price of the Bank’s Common Shares on the TSX for the trading days occurring in the 90 calendar days preceding December 1 of the relevant grant year.
2.1.3 Final Payouts
Each award vests and is paid out at the end of a three-year performance period based on the following:
•	The Bank’s average Common Share closing price on the TSX for the trading days occurring in the 90 calendar days preceding the vesting date,
•	Additional Units representing dividends paid during the three-year performance period, and
•	The Bank’s annualized total shareholder return (TSR, defined as dividends paid plus the change in share price) over the three-year performance period relative to the Bank’s Canadian peer group (the other five major Canadian banks).

22	Bank of Montreal Proxy Circular

When the Bank’s TSR exceeds the annualized TSR of its Canadian peer group, payouts may be increased by up to 50%. The Bank also sets a threshold level of relative TSR performance to be achieved (defined as peer group annualized TSR less more than 10 percentage points), below which payments are reduced to zero. If the Bank’s annualized TSR performance falls below the annualized TSR of the Canadian peer group but is above the threshold, payments are reduced on a sliding scale.
2.1.4 Funding of the December 2005 Mid-Term Incentive Pools
For 2005, the Bank did not meet its cash productivity improvement target of 150 to 200 basis points (bps), improving by only 120 bps, which resulted in a decrease to the mid-term incentive pools relative to target for executives in Corporate Groups. Personal & Commercial Client Group exceeded its productivity target and its mid-term incentive pool was increased accordingly. While Private Client Group exceeded its target, it was at a level consistent with the prior year and the mid-term incentive pool was funded at a similar level.
2.2 Mid-Term Incentive Plans for Investment Banking
      Group
2.2.1 Participation and Performance Measures
Participants in the Investment Banking Group Mid-Term Incentive Plans include Messrs. Bourdeau and Downe, and executives and selected senior managers in IBG.
     Under these Plans, the mid-term incentive pool is funded based on IBG’s net income, adjusted for productivity and loan loss performance.
     In fiscal 2005, a portion of STIP funding was shifted to MTIP funding to align the compensation mix with market practice and support retention of key resources.
2.2.2 Individual Performance and Allocation of Incentive Pool Funds
Individual awards are based on the individual’s contribution to annual business results.
     Under these Plans, participants receive annual awards of restricted share units (Units). For awards made in December 2003, the initial value of each of these Units was based on the average closing price of the Bank’s Common Shares on the TSX for the five trading days ending on the date of the grant. For awards made in subsequent years, the initial value of each of these Units is based on the average closing price of the Bank’s Common Shares on the TSX for the ten trading days ending on December 1 of the relevant grant year. This change was made to improve efficiencies for the Bank.
2.2.3 Final Payouts
These Units vest one-third in each subsequent year of the award and are paid annually as they vest or, at the election of the participant, at the end of the three years (as permitted by tax laws). Where permitted, elections are made within 30 business days following the award issue date. Unvested Units are forfeited if a participant is terminated for cause, or resigns or retires and moves to a competitor, or, in certain circumstances, re-enters the workforce.
     For awards made prior to the fiscal 2003 award cycle, Units vest immediately upon issue and are paid out one-third in each subsequent year. Where permitted, participants could elect to have the Units paid out at the end of the three years. Units are forfeited if a participant is terminated for cause, or resigns and/or retires and moves to a competitor.
     Dividend equivalents are added to the participants’ accounts in the form of additional Units. The payout value of the Units is based on the average closing price of the Bank’s Common Shares on the TSX for the ten trading days ending on December 1 of the relevant year.
2.2.4 Funding of the December 2005 IBG Mid-Term Incentive Pool
Performance of Investment Banking Group improved over 2004 but fell short of Plan. Growth was achieved in the fee-based businesses and actual loan losses were better than Plan; however, productivity targets were not achieved. As a result of these factors, as well as the shift in compensation mix, the mid-term incentive pool increased over 2004. However, mid-term incentive amounts for the most senior officers in Investment Banking Group decreased or remained the same compared to the prior year as both productivity goals and Plan were not achieved, including for the two Named Executive Officers as shown in the Summary Compensation table on page 27.
2.3 Restricted Share Unit Plans (RSU Plans)
A few selected executives participate in these RSU Plans, which were designed to meet specialized hiring or retention arrangements.
     Under these RSU Plans, participants receive an ad hoc grant of restricted share units (Units). The initial value of the Units is based on the market price of the Bank’s Common Shares on the applicable date. Dividend equivalents are added to the participants’ accounts in the form of additional Units. Units mature no later than three years after the issue date. Vesting and payout may occur in one lump sum at the end of the period, or in increments in each of the years following the issue date. Units are valued on the respective payout dates at the then-prevailing five-day or ten-day (as per the relevant RSU Plan) average closing price on the TSX of the Bank’s Common Shares.
     In addition, approximately 1,000 selected non-executive senior managers participate in RSU Plans. Individual awards are determined based on an assessment of the individual’s performance in the current year, the level and consistency of the individual’s contribution over the past three years (i.e., sustained performance), and the individual’s potential to assume greater responsibility and make an even more significant contribution in the future. The initial value of each Unit is based on the average closing price of the Bank’s Common Shares on the TSX for the 90 calendar days prior to the date of the grant. Dividend equivalents are added to the participants’ accounts in the form of additional Units. Each award vests and is paid out at the end of a three-year period based on the Bank’s 90-day average common share price preceding the end of such period.

Bank of Montreal Proxy Circular	23

Report on Executive Compensation (continued)

     Prior to December 2005, selected non-executive senior managers participated in the Executive Mid-Term Incentive Plans. Effective with December 2005 grants, these employees now participate in an RSU Plan. This change was made to better align with competitive practice and improve cost effectiveness for the Bank.
3.  Long-Term Incentive Plan
3.1 Stock Option Plan
There are approximately 200 participants in this Plan, including selected Bank executives, executives in subsidiaries and the executives of the IBG Management Committee (the eight most senior executives).
     The Bank’s Stock Option Plan pioneered the concept of price-conditioned options, rendering options worthless (with zero payout value) unless share price growth surpasses the aggressive share price thresholds outlined below. In setting these high thresholds, the Committee is encouraging executives to hold options for the long term and realize gains only when other shareholders have also realized substantial gains.
     Before stock options can be exercised, the following two conditions must be met: 1) the options must be vested (the Bank’s options vest 25% per year over four years), and 2) for a portion of these options, share price growth must meet or exceed prescribed increases in the price of the Common Shares; if such thresholds are not met, the options expire worthless. Exercise conditions are noted in the table below:

	Percentage of total award
		Senior Executive
		Vice-Presidents
		Executive Vice-Presidents	Vice-Presidents
Exercise conditions	MBEC (a)	Senior Vice-Presidents	and below
1. Normal time vesting	33%	50%	75%
1. Normal time vesting
2. 50% increase in share price before exercise can occur	33%	50%	25%
1. Normal time vesting
2. 100% increase in share price before exercise can occur	34%	n/a	n/a
Total	100%	100%	100%

(a) The Bank’s ten most senior executives, including the Named Executive
      Officers listed on page 27.
To the knowledge of the Bank, BMO is the only bank in Canada that so closely aligns executive long-term incentive awards with sustained shareholder returns.
     The value of stock options granted each year is established as part of an executive’s total direct compensation, based on current market practice and subject to individual performance. Individual awards are determined based on an assessment of the individual’s performance in the current year, the level and consistency of the individual’s contribution over the past three years (i.e., sustained performance), and the individual’s potential to assume greater responsibility and make an even more significant contribution in the future. No consideration is given to the outstanding amount or terms of an individual’s performance share units or restricted share units or stock options, or to the current value of these holdings, in determining whether and how many options will be granted.
     To reduce the future dilutive effects of stock options on share value, the Committee has established a guideline that is intended to limit overhang (i.e., the total number of options available for issue, plus all options outstanding that have not yet been exercised), to 9.5% or less of the total number of issued and outstanding Common Shares of the Bank.
     The Bank has reduced its emphasis on the use of stock options as a component of total compensation. As such, dilution (i.e., options issued but not exercised as a percent of Common Shares of the Bank) and the annual burn rate (i.e., the number of stock options issued each year as a percent of the issued and outstanding Common Shares of the Bank) have declined. The Bank’s performance against these measures over the last three years is reported in the table below:

	2005	2004	2003
Overhang (to be 9.5% or less)	6.03%	6.97%	8.24%
Dilution	5.35%	6.05%	7.02%
Burn rate	0.29%	0.33%	0.43%

3.2 Stock Option Exercise Protocol for the Chief
      Executive Officer

A pre-arranged option exercise protocol for the Chief Executive Officer was established in 2002, in advance of the CEO’s first option exercise. Under the protocol, the Committee is consulted prior to the exercise of options by the CEO.
3.3 Stock Option Plan: Price-Conditioned Options at
      Retirement
In 2005, the Committee approved a change to the Stock Option Plan which provides the Committee discretion, in connection with the retirement of an option holder, to determine whether the 100% price-conditioned options that were issued to the option holder within the three years preceding retirement should be converted to 50% price-conditioned options. Currently only MBEC members have 100% price-conditioned options.
4.  Other Equity-Based Plans
4.1 Deferral of Commissions and Cash Incentives in
      the Private Client Division (PCD) Deferred Stock Unit
      Plans
The purpose of the PCD Deferred Stock Unit Plans is to further align the interests of Investment Advisors and senior management in PCD with those of shareholders by linking short-term incentive awards to the future value of Common Shares.
     The PCD Deferred Stock Unit Plans allow participants to voluntarily defer commissions earned and cash incentives awarded under incentive plans in the Canadian retail brokerage. The deferred amount is converted into deferred stock units (DSUs).
     Participants may elect to receive 5%, 10%, 15%, 20% or 25% of their total commission and/or bonus in DSUs, up to a maximum of $125,000 or in certain cases $175,000 or $200,000; elections must be made before the beginning of the performance period.

24	Bank of Montreal Proxy Circular

     In respect of deferred commissions, DSUs are credited to the employee’s account at the end of each quarter. The amounts elected for deferral are converted into DSUs based on the average closing price of Common Shares of the Bank on the TSX for the five trading days immediately prior to and including the quarter end. In respect of a deferred bonus, in certain cases the employee can elect the method by which the number of DSUs to be credited shall be determined, with pricing done at the end of the annual performance period, or as an average of the prices at the end of each quarterly period. Additional DSUs are automatically credited to participants’ accounts representing dividends that are paid on Common Shares of the Bank.
     Redemption of DSUs for cash and/or Common Shares (purchased on the open market) can only be made subsequent to retirement, termination of employment or death. The value of the DSUs is equivalent to the fair market value of an equal number of Common Shares of the Bank at the time of redemption.
Perquisite Program
Effective 2005, the Bank replaced executive perquisites for the payment of car leases and annual club membership dues with a taxable cash allowance. The intent of the program change was to provide a market-competitive program, promote choice in keeping with employee benefit programs, support the needs of the business and manage future costs.
Executive Share Ownership Guidelines
The Committee strongly supports executives holding ownership in the Bank. In January 2001, the Bank introduced minimum shareholding guidelines, which were to have been met by December 2003. All executives continue to be in compliance with these initial guidelines, which can be met through the holding of Common Shares, DSUs or Units under the Bank’s Mid-Term Incentive Plans.
     In January 2003, the guidelines were increased to the levels outlined in the table below. Executives are required to meet these new minimum shareholding guidelines in fiscal 2006, and new executives within three years of appointment. In addition, once executives have met their initial shareholding requirement, they are required to re-comply annually. The Named Executive Officers listed on page 27 continue to be in compliance with the increased shareholding amounts set out below:

Title	Share ownership guideline
Chief Executive Officer	7.0 times base salary
Deputy Chairs Operating Group Presidents	5.0 times base salary
Senior Executive Vice-Presidents Executive Vice-Presidents	3.0 times base salary
Senior Vice-Presidents	2.0 times base salary
Vice-Presidents	1.5 times base salary

     To align executive and investor interests beyond retirement, and reinforce the importance of long-term strategic decisions and effective succession management, in 2005 the Committee approved a change to the share ownership guidelines for MBEC members following retirement. The CEO is required to maintain his share ownership level for two years following retirement and the balance of MBEC members must maintain their share ownership level for one year following retirement.
Compensation of the President and Chief Executive Officer
As previously mentioned, the Committee monitors and assesses the performance of Mr. Comper, President and Chief Executive Officer, and the other members of the Management Board Executive Committee and determines their compensation levels.
     For the fiscal year ending October 31, 2005, Mr. Comper’s compensation consisted of base salary, and awards under the Short-Term Incentive,Mid-Term Incentive and Stock Option Plans. When assessing Mr. Comper’s compensation, the Committee considered the median of the comparator market, which is made up of the CEOs of the other four major Canadian banks, the absolute and relative performance of the Bank and Mr. Comper’s individual performance. In determining his 2005 amounts, the Committee carefully considered all aspects of compensation including pension benefits and costs. Mr. Comper’s 2005 total compensation is positioned slightly below the median of the comparator market.
1. Base Salary
For fiscal 2005 Mr. Comper’s salary was $1,000,000 and will remain at that level for fiscal 2006.
2. Short-Term Incentive
2.1 Business Performance Assessment
In determining the 2005 bonus award for Mr. Comper, the Committee assessed the following business performance measures and their assigned weightings:
•	Earnings per share (EPS) growth from the prior year (37.5% weighting),
•	Revenue growth from the prior year (37.5% weighting), and
•	EPS growth and revenue growth relative to the Canadian peer group (25% weighting).
In 2005, earnings per share growth from the prior year exceeded the established performance target. Revenue growth was better than in 2004 but below the established target.
     The Bank’s earnings per share growth was better than the Canadian peer group (the six major Canadian banks) average while revenue growth was below the Canadian peer group average.

Bank of Montreal Proxy Circular	25

Report on Executive Compensation (continued)

Bank of Montreal 2005 Financial Highlights

	GAAP	GAAP adjusted (a)

EPS growth	5.0%
Revenue growth	5.2%	5.0%(b)

(a)	Non-GAAP measure

(b)	Taxable equivalent basis
The Bank uses revenue on a taxable equivalent basis, a non-GAAP measure, to assess performance for compensation purposes. Securities regulators require that corporations caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
     Revenue on a taxable equivalent basis includes an adjustment that increases GAAP revenues and the provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. On a taxable equivalent basis, 2005 revenue growth was 20 basis points lower than revenue growth calculated using GAAP-based revenue.
     In 2005, the earnings per share growth standard established for a 100% short-term incentive payout (i.e., target level) was 3.0%. While BMO outperformed this target, the Bank fell slightly short of the established revenue growth target, which was based on nominal GDP growth, and Mr. Comper’s bonus amount was adjusted accordingly.
     The overall assessment of BMO’s relative performance was determined to be average. As a result no adjustment was made to Mr. Comper’s bonus amount for the effect of relative performance.
2.2 Individual Performance Assessment
In addition to strong financial results for the Bank, the Committee concluded that Mr. Comper achieved each of his strategic objectives and met or exceeded the key operational objectives that were approved at the beginning of the fiscal year. The objectives focused on core financial performance, delivery on priority initiatives, building the capabilities and capacity BMO needs to sustain performance in the future and maintaining its leadership position in risk management and governance. Sustaining performance in the longer term demands a customer experience that leads to lasting and profitable relationships, strong talent and a culture of higher performance.
     This assessment, combined with the Bank’s above-target EPS growth but less than expected revenue growth, resulted in the Committee awarding Mr. Comper a bonus of $1,700,000 under the Short-Term Incentive Plan, compared to $2,000,000 in 2004.
3. Mid-Term and Long-Term Incentives
In assessing the appropriate award levels for Mr. Comper under the Mid-Term Incentive Plan and the Stock Option Plan, the Committee considered the objectives of these Plans. The Mid-Term Incentive and Stock Option Plans motivate and reward executives over the medium to long term. Both Plans reward recipients only when returns are earned for shareholders. Under the Mid-Term Incentive Plan, the size of the award at grant is influenced by the Bank’s performance against its cash productivity target; at payout, Units have value only when competitive total shareholder returns are achieved. Under the Stock Option Plan, executives are rewarded on a significant portion of their options only when the price of Common Shares exceeds specific price increases (50% or 100% share price appreciation).
     In the context of these objectives, the Committee granted Mr. Comper 46,584 Units under the Mid-Term Incentive Plan, representing an aggregate award value of $2,700,000 at a Unit price of $57.96, being the average closing price of Common Shares on the TSX for the 90 calendar days preceding December 1, 2005. This is lower than the award of $2,800,000 Mr. Comper received in 2004 as 2005 Bank productivity did not meet the established target. The payout value of these Units, which vest at the end of three years, will be determined as set forth in the Plan description above.
     Under the terms of the Stock Option Plan, the Committee granted Mr. Comper 158,200 stock options on December 8, 2005 with a strike price of $62.99, the closing price of Common Shares on the TSX on the trading day immediately preceding the date of the grant. The compensation value of this award is $2,700,000, which is the same award value granted to Mr. Comper in 2004. Of these options, 67%, once vested, cannot be exercised until the following share price increase thresholds are met: 33% are subject to a 50% increase in Common Share price and 34% are subject to a 100% increase in Common Share price.
Composition of the Human Resources and Management Compensation Committee
The Report on Executive Compensation is submitted by the Human Resources and Management Compensation Committee of the Board of Directors, the members of which are set out below. A majority of the members of the Committee are resident Canadians who are not affiliated with the Bank for the purposes of the Bank Act (Canada). Each member of the Committee is not an officer or employee of the Bank or an affiliate of the Bank; and is “independent” within the meaning of applicable Canadian securities laws and New York Stock Exchange rules.

/s/ Stephen E. Bachand	/s/ Robert M. Astley

Stephen E. Bachand Chair	Robert M. Astley

/s/ Ronald H. Farmer	/s/ David A. Galloway

Ronald H. Farmer	David A. Galloway

/s/ Harold N. Kvisle	/s/ J. Robert S. Prichard

Harold N. Kvisle Joined the Committee February 22, 2005	J. Robert S. Prichard

During fiscal 2005, J. Blair MacAulay served on the Committee from November 1, 2004 until February 22, 2005, at which time he retired from the Board of Directors.

26	Bank of Montreal Proxy Circular

Executive Compensation

Summary Compensation Table for Named Executive Officers
Compensation for the Chief Executive Officer, the next three most highly compensated executive officers and the Chief Financial Officer (collectively the Named Executive Officers) is summarized in the table below:

					Long-term compensation
					Awards		Payouts
						Shares or units subject
						to resale restrictions
		Annual compensation			Securities under	(Performance/
Name and				Other annual	options/SARs	restricted	LTIP	All other
principal position	Year	Salary ($)(a)	Bonus ($)(b)	compensation ($)(c)	granted (#)(d)	share units) ($)(e)	payouts ($)	compensation ($)(f)

F.A. Comper	2005	1,000,000	1,700,000	N/A	158,200	2,700,000	Nil	560,454
President and	2004	1,000,000	2,000,000	N/A	150,500	2,800,000	Nil	393,111
Chief Executive Officer	2003	1,000,000	2,000,000	N/A	157,900	2,800,000	Nil	282,961

K.E. Maidment	2005	518,867	950,000	N/A	46,900	700,000	Nil	138,791
Senior Executive	2004	493,867	950,000	N/A	43,200	625,000	Nil	103,435
Vice-President and	2003	452,200	625,000	N/A	44,500	725,000	Nil	58,009
Chief Financial Officer

Y.J.P. Bourdeau	2005	300,000	2,800,000	N/A	17,600	2,100,000	Nil	394,460
President and Chief	2004	300,000	2,900,000	N/A	16,700	2,200,000	Nil	280,514
Operating Officer	2003	300,000	2,000,000	N/A	17,500	2,200,000	Nil	194,705
BMO Nesbitt Burns

W.A. Downe	2005	US 550,000	US 2,300,000	470,380	46,300	US 1,400,000	Nil	293,798
Deputy Chair	2004	US 550,000	US 2,850,000	379,572	40,400	US 1,400,000	Nil	187,598
BMO Financial Group	2003	US 550,000	US 2,250,000	308,436	44,100	US 1,400,000	Nil	146,358
Chief Executive Officer BMO Nesbitt Burns and Head of Investment Banking Group

G.G. Ouellette	2005	500,000	1,900,000	N/A	49,800	750,000	Nil	276,700
President and Chief	2004	500,000	1,800,000	N/A	50,200	800,000	Nil	221,188
Executive Officer	2003	500,000	900,000	N/A	87,700	900,000	Nil	184,617
Private Client Group

Notes

(a)	While disclosure regarding salaries for fiscal 2006 is not required, this information may be of interest to shareholders. For fiscal 2006, the Committee determined that salaries for the Named Executive Officers would remain unchanged.
(b)	Amounts shown were earned in respect of the fiscal year indicated. Messrs. Comper and Downe and Ms. Maidment each elected to take 50% of their 2005 bonus in Deferred Stock Units (DSUs) under the Deferred Stock Unit Plans (DSU Plans), based on a share price of $56.93, which was the average closing price on the TSX of Common Shares of the Bank for the five consecutive trading days ending October 31, 2005. With respect to 2004 and 2003 bonus deferrals, Mr. Comper elected to take 50% of his bonus in each year in DSUs, Mr. Downe elected to take 50% of his 2004 bonus in DSUs and Ms. Maidment elected to take 50% of her 2004 bonus and 25% of her 2003 bonus in DSUs based on share prices of $56.86 for 2004 and $39.23 for 2003. Aggregate holdings of DSUs granted under the DSU Plans as at October 31, 2005 and their value at this date are noted in footnote (e), along with all other share unit holdings. Additional DSUs are automatically credited to represent dividends paid on Common Shares of the Bank, and these amounts are reported under “All other compensation”.
(c)	The aggregate value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of the Named Executive Officer’s total annual salary and bonus. The amounts shown for Mr. Downe represent tax equalization payments made by the Bank to Mr. Downe in respect of Canadian income taxes paid in excess of United States income taxes, as a portion of Mr. Downe’s duties were required to be performed in Canada. Payments for any calendar year may be made at various times during the Bank’s following fiscal year. To provide greater consistency in executive compensation reporting of tax equalization payments from year to year, the Bank has concluded that it is preferable to report the tax equalization amount in respect of any tax year in the year in which the final tax liability is determined, which is the following fiscal year of the Bank, regardless of the fiscal year in which it was paid. Accordingly, the final tax equalization amount reported for 2005 relates to the 2004 tax year, and prior years’ amounts of tax equalization have been restated such that the final tax equalization amount reported for 2004 relates to the 2003 tax year and the final tax equalization amount reported for 2003 relates to the 2002 tax year. As a result of this change, the tax equalization payment amount of $399,746 paid in 2003 which related to the 2001 tax year is not shown.
(d)	To provide greater clarity in reporting executive compensation, the Bank has concluded that it is better to report the option awards most recently approved, rather than those 12 months in arrears. Accordingly, amounts shown represent the number of options approved for granting in each of calendar years 2005, 2004 and 2003.
Accordingly, the number of options granted to each of the Named Executive Officers in fiscal 2003 (i.e., the options approved for granting in calendar year 2002) is not included in this table. The number of options granted to each Named Executive Officer in fiscal 2003 is as follows: Mr. Comper 204,600 options; Ms. Maidment 75,100 options; Mr. Bourdeau 30,900 options; Mr. Downe 67,400 options; Mr. Ouellette 67,600 options.

Bank of Montreal Proxy Circular	27

Executive Compensation (continued)

(e)	To provide greater clarity in reporting executive compensation, the Bank has concluded that it is better to report awards most recently approved, rather than those 12 months in arrears. Accordingly, amounts shown represent the value of performance share units and restricted share units (Units) granted in each of calendar years 2005, 2004 and 2003. Accordingly, the value of Units granted to each of the Named Executive Officers in fiscal 2003 (i.e., the Units granted in calendar year 2002) is not included in this table. The value of Units granted to each of the Named Executive Officers in fiscal year 2003 is as follows: Mr. Comper $2,650,000 in the Bank’s Mid-Term Incentive Plan (Bank MTIP); Ms. Maidment $730,000 in Bank MTIP and Units under the RSU Plan; Mr. Bourdeau a total of $2,100,000 in Bank MTIP and Investment Banking Group Mid-Term Incentive Plan (IBG MTIP); Mr. Downe a total of US$1,400,000 in Bank MTIP and IBG MTIP; Mr. Ouellette $875,000 in Bank MTIP. The amount for Ms. Maidment includes Units granted as part of her hiring arrangements (RSU Plan). This amount was converted into Units based on a share price of $40.366, the average closing price on the TSX of Common Shares of the Bank for the five days preceding December 10, 2002. These Units vest and are paid out one-third in each of the subsequent three years.
The amount shown for 2005 for each Named Executive Officer includes awards with an effective grant date of December 1, 2005 under the Bank MTIP, which were converted into Units based on a share price of $57.96, the average closing price on the TSX of Common Shares of the Bank for the 90 calendar days preceding December 1, 2005. These Units vest and are paid out at the end of three years. The amounts shown for 2005 for Messrs. Bourdeau and Downe also include awards with an effective grant date of December 1, 2005 under the IBG MTIP, which were converted into Units based on a share price of $61.19, the average closing price on the TSX of Common Shares of the Bank for the ten trading days ending December 1, 2005. These Units vest one-third each year, and are paid out one-third each year or as a lump sum at the end of the three years. Aggregate holdings of Units and DSUs and their value at October 31, 2005 are noted in the following table. As additional Units are automatically credited to represent dividends paid on Common Shares of the Bank under all of these plans, these amounts include dividend equivalents automatically credited, which are also reported under “All other compensation”.

The table below shows the number of each type of Unit and DSU outstanding for each Named Executive Officer, and the value of such Units and DSUs as at October 31, 2005.

Performance/Restricted Share Units and Deferred Stock Units Outstanding as at October 31, 2005

		Aggregate number	Value of each Unit type	Total value
Name	Type of Unit	of Units	at October 31, 2005	at October 31, 2005

F.A. Comper	Bank MTIP	185,085	$10,759,013.60	$17,063,907.72
	DSU	111,178	$6,304,894.12

K.E. Maidment	Bank MTIP	46,499	$2,702,983.79	$4,029,765.68
	RSU	270	$15,299.28
	DSU	23,126	$1,311,482.61

Y.J.P. Bourdeau	Bank MTIP	21,690	$1,260,823.19	$12,542,751.55
	IBG MTIP	87,186	$4,947,039.47
	DSU	111,707	$6,334,888.89

W.A. Downe	Bank MTIP	39,127	$2,274,438.44	$9,661,107.48
	IBG MTIP	80,449	$4,571,076.80
	DSU	49,649	$2,815,592.24

G.G. Ouellette	Bank MTIP	58,331	$3,390,755.86	$8,268,971.72
	DSU	86,020	$4,878,215.86

The table below shows the estimated future payouts for the awards granted in calendar year 2005 under the Bank MTIP, based on the number of Units. The actual payout value will be based on the average closing price on the TSX of Common Shares of the Bank for the 90 calendar days preceding the vesting date, will include accumulated dividend equivalents automatically credited and will be adjusted for the Bank’s annualized total shareholder return (TSR) relative to its peer group.

Bank Mid-Term Incentive Plan Awards Granted in Calendar Year 2005

		Performance or other period	Estimated future payouts
Name	Units granted (#)	until maturation or payout	Threshold (#)	Target (#)	Maximum (#)

F.A. Comper	46,584	3 years	0	46,584	69,876
K.E. Maidment	12,077	3 years	0	12,077	18,116
Y.J.P. Bourdeau	5,176	3 years	0	5,176	7,764
W.A. Downe	8,399	3 years	0	8,399	12,599
G.G. Ouellette	12,940	3 years	0	12,940	19,410

(f)	The amounts shown represent: the amount of interest accrued for the year ending October 31, 2005 under the executive incentive bonus plan for amounts deferred prior to November 1, 1987; dividend equivalents automatically credited under the DSU Plans, the Bank MTIPs, the IBG MTIPs, and the RSU Plans for the fiscal year ending October 31, 2005; Bank contributions under the Bank’s Employee Share Ownership Plan for the fiscal year ending October 31, 2005; and Bank contributions under the Employees’ Savings and Profit Sharing Plan of Bank of Montreal/Harris. Named Executive Officers in Canada participate in the Employee Share Ownership Plan on the same basis as all other employees in Canada, whereby for each dollar contributed by employees up to 6% of base salary, the Bank will contribute additional Common Shares up to 50% of eligible contributions. Mr. Downe participates in the Employees’ Savings and Profit Sharing Plan on the same basis as all other U.S. employees, whereby the Bank matches the employee’s contribution up to the first 5% of eligible pay. Amounts for prior years have been restated to include dividend equivalents that were not previously reported.

28	Bank of Montreal Proxy Circular

Stock Options
In calendar year 2005, stock options to purchase Common Shares of the Bank were granted to the Named Executive Officers as set out in the following table. All of the options granted had an exercise price equal to the closing price on the TSX of Common Shares of the Bank on the date immediately preceding the date of the grant. The options vest over four years at the rate of 25% each year. Of the Named Executive Officers’ option grants, 67% is subject to share price increase thresholds that must be met before the options can be exercised. (For details of the Stock Option Plan including the performance conditions, refer to page 24.)

Option Grants during the Calendar Year Ended December 31, 2005

	Number of	% of total options		Market value of underlying
	securities under	granted to employees	Exercise or base price	securities on the
Name	options granted (#)	in the calendar year	($/security)	date of grant ($/security)	Expiration date

F.A. Comper	158,200	11.67	62.99	62.99	December 8, 2015
K.E. Maidment	46,900	3.46	62.99	62.99	December 8, 2015
Y.J.P. Bourdeau	17,600	1.30	62.99	62.99	December 8, 2015
W.A. Downe	46,300	3.42	62.99	62.99	December 8, 2015
G.G. Ouellette	49,800	3.67	62.99	62.99	December 8, 2015

     Amounts shown represent the number of securities under options granted to each of the Named Executive Officers in calendar year 2005. The options shown in the table were granted in December 2005 and represent the most recently approved stock option grants. The Bank has concluded that this reporting methodology will provide greater clarity in reporting executive compensation to its shareholders. The number of options and percentage of total options granted in fiscal 2005, and not shown in this table, are as follows: Mr. Comper 150,500, 10.51%; Ms. Maidment 43,200, 3.02%; Mr. Bourdeau 16,700, 1.17%; Mr. Downe 40,400, 2.82%; Mr. Ouellette 50,200, 3.51%. All of the options granted had an exercise price equal to the closing price on the TSX of Common Shares of the Bank on the date immediately preceding the date of the grant, which was $56.60.
The options vest over four years at the rate of 25% each year and have an expiration date of December 8, 2014. Of the Named Executive Officers’ option grants, 67% is subject to share price increase thresholds that must be met before the options can be exercised. (For details of the Stock Option Plan, including the performance conditions, refer to the Report on Executive Compensation, page 24.)
     The following table shows the number of Bank Common Shares acquired through the exercise of stock options during the fiscal year ended October 31, 2005, the aggregate value realized upon exercise, the aggregate number of options each Named Executive Officer holds and the value of these options based on the closing price on the TSX of Common Shares of the Bank as at October 31, 2005, which was $57.81.

Aggregated Option Exercises during the Fiscal Year Ended October 31, 2005 and Fiscal Year-End Option Values

					Value of unexercised
	Securities	Aggregate	Unexercised options		in-the-money options
	acquired on	value	at October 31, 2005 (#)		at October 31, 2005 ($)
Name	exercise (#)	realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

F.A. Comper	180,000	4,021,164	1,116,781	781,819	29,061,258	10,289,773
K.E. Maidment	Nil	Nil	184,496	157,704	3,880,384	1,549,916
Y.J.P. Bourdeau	86,000	3,085,319	371,099	130,401	9,768,013	2,034,630
W.A. Downe	60,000	US 1,155,112	747,803	389,297	19,784,157	6,533,385
G.G. Ouellette	Nil	Nil	485,663	262,337	13,245,429	2,863,170

Bank of Montreal Proxy Circular	29

Executive Compensation (continued)
Executive Pension Plan

Retirement Allowance Agreements
Bank of Montreal has entered into retirement allowance agreements (RAAs) with the Named Executive Officers that outline the terms and conditions for retirement allowances. Upon retirement, Messrs. Comper, Bourdeau, Downe and Ouellette and Ms. Maidment are each entitled to receive an annual retirement allowance during their lifetime pursuant to these agreements. The total allowance will be comprised of amounts payable under Bank of Montreal’s Pension Fund Society and the Executive Pension Plan, or the pension plan of a subsidiary, and the RAAs.
The following table shows details regarding the total retirement allowance benefits for each of the Named Executive Officers:

	At normal retirement date			Early retirement
Name	Age	Annual benefit	Years of service	Age	Reduction in allowance
F.A. Comper	Age 62	Equal to 70% of best average earnings*	40 years	Age 57	5% per year between ages 57 and 62
K.E. Maidment	Age 60	Equal to 2% of best average earnings* for each year of credited service	30 years	Age 55	3% per year between ages 55 and 60
Y.J.P. Bourdeau	Age 62	Equal to 70% of best average earnings*	38 years	Age 57	5% per year between ages 57 and 62
W.A. Downe	Age 60	Equal to 2% of best average earnings* for each year of credited service	29 years	Age 55	3% per year between ages 55 and 60
G.G. Ouellette	Age 60	Equal to 2% of best average earnings* for each year of credited service	17 years	Age 55	3% per year between ages 55 and 60

*	Best average earnings for the Named Executive Officers are defined in the following table:

	At normal retirement date	Early retirement
F. A. Comper	Sum of: the final 12 months’ salary plus the average of the best five years of STIP awarded	Sum of: the final 12 months’ salary plus the average of the best five years of STIP awarded, with the STIP amount limited to 45% of salary
K.E. Maidment	Sum of: the final 12 months’ salary plus the average of the best consecutive five years of STIP awarded, with the STIP amount limited to 45% of final salary	Same as “At normal retirement date”
Y.J.P. Bourdeau	Sum of: the final 12 months’ salary plus the average of the best five years of STIP awarded, with the STIP for years subsequent to fiscal 1998(a) limited to 200% of final salary	The greater of $609,000(a) or the sum of: the final 12 months’ salary plus the average of the best five years of STIP awarded, with the STIP amount limited to 100% of salary
W.A. Downe	Sum of: the final 12 months’ salary plus the average of the best consecutive five years of STIP awarded, with the STIP amount limited to 45% of final salary	Same as “At normal retirement date”
G.G. Ouellette	Sum of: the final 12 months’ salary plus the average of the best consecutive five years of STIP awarded, with the STIP amount limited to 45% of final salary	Same as “At normal retirement date”

(a)	Effective fiscal 1999, Mr. Bourdeau joined IBG and his prior Bank of Montreal pension arrangements were grandfathered.
If any such individual is receiving an annual retirement allowance at the time of his/her death, the Bank will pay annually to his/her surviving spouse during his/her lifetime 60% of this retirement allowance.

30	Bank of Montreal Proxy Circular

Estimated annual retirement allowance benefits payable upon retirement to the specified Named Executive Officers are shown in the following table:
Estimated Annual Retirement Benefits upon Retirement (a)

	Years of credited service (c)
Best average earnings (b) ($)	15	20	25	30	35 or more

500,000	150,000	200,000	250,000	300,000	350,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,500,000	450,000	600,000	750,000	900,000	1,050,000
2,000,000	600,000	800,000	1,000,000	1,200,000	1,400,000
2,500,000	750,000	1,000,000	1,250,000	1,500,000	1,750,000
3,000,000	900,000	1,200,000	1,500,000	1,800,000	2,100,000
3,500,000	1,050,000	1,400,000	1,750,000	2,100,000	2,450,000
4,000,000	1,200,000	1,600,000	2,000,000	2,400,000	2,800,000
4,500,000	1,350,000	1,800,000	2,250,000	2,700,000	3,150,000

Notes
(a)	The annual benefits payable upon retirement as shown in the above table are comprised of amounts payable under Bank of Montreal’s Pension Fund Society and the Executive Pension Plan, or the pension plan of a subsidiary, and the RAAs. Pension benefits are not reduced by the maximum Canada/Quebec Pension Plan benefit payable at the relevant time.
(b)	Best average earnings for the Named Executive Officers are defined above.
(c)	The projected years of credited service at their normal retirement date under the RAAs are as follows: Mr. Comper 40 years, Ms. Maidment 30 years (which includes 13 years of prior service recognition to be earned over an equivalent period of employment with Bank of Montreal), Mr. Bourdeau 38 years, Mr. Downe 29 years and Mr. Ouellette 17 years (which includes eight years of prior service with Nesbitt Thomson and Burns Fry, to be earned over an equivalent period of employment with Bank of Montreal).

     Based on current compensation, the estimated annual benefits payable upon retirement at normal retirement age are as follows: Mr. Comper $1,848,000, Ms. Maidment $438,600, Mr. Bourdeau $686,000, Mr. Downe $565,300 and Mr. Ouellette $246,500.
Supplemental Pension Disclosure
The previous section on executive pensions complies with the disclosure regulations currently in place. In the interest of greater disclosure and clarity for shareholders, the following tables detail the pension expense for the Bank in respect of each of the Named Executive Officers.
Fiscal 2005 Pension Expense Related to Service and Compensation
Amounts reported in the table below represent the pension expense related to 2005 service for each of the Named Executive Officers, including the impact of differences between actual compensation paid in 2005 and the actuarial assumptions used for the year.

Fiscal 2005 pension expense
Name	related to service and compensation

F.A. Comper	$897,200
K.E. Maidment	$371,800 (a)
Y.J.P. Bourdeau	$175,600
W.A. Downe	$237,000
G.G. Ouellette	$359,400

(a)	Includes an amount associated with Ms. Maidment’s $50,000 salary increase, in conjunction with her expanded accountabilities effective in 2005, and which now include risk management.

Fiscal 2005 Changes in Accrued Pension Liabilities
The accrued pension liability is calculated following the method prescribed by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and STIP award amounts. Changes in the accrued pension liabilities for the Named Executive Officers are summarized in the following table. These changes include the fiscal 2005 expense attributed to service and compensation as reported in the previous table as well as the normal increases1 to pension liabilities arising from the annual valuation of the Bank’s pension plans, which includes all employees who are participants.

	Accrued liability at	Change in accrued	Accrued liability at	Years of credited service at
Name	October 31, 2004 (2)	liability for 2005 (2,3)	October 31, 2005 (2)	October 31, 2005

	(a)	(b)	(c) = (a) + (b)

F.A. Comper	$19,610,600	$4,393,800	$24,004,400	38
K.E. Maidment	$923,600	$709,700	$1,633,300	10
Y.J.P. Bourdeau	$5,620,100	$1,307,300	$6,927,400	33
W.A. Downe	$4,794,800	$712,600	$5,507,400	22
G.G. Ouellette	$1,864,300	$742,100	$2,606,400	13

Notes
(1)	The normal increases include interest on the beginning-of-year liability, employee contributions to the pension plan, changes in interest rate assumptions as the result of changes in long-term bond yields and changes in exchange rates.
(2)	The calculation of reported amounts use actuarial assumptions and methods that are consistent with those used for calculating pension liabilities and annual expense as disclosed in the Bank’s 2004 and 2005 consolidated financial statements. As the assumptions reflect the Bank’s best estimate of future events, the values shown in the above table may not be directly comparable to similar estimates of pension liabilities that may be disclosed by other corporations.
(3)	Excluded from the change in accrued liability for 2005 is the impact of investment returns on the Bank’s pension plan assets.

Bank of Montreal Proxy Circular	31

Executive Compensation (continued)

Employment Agreements
The RAAs between Bank of Montreal and the Named Executive Officers outline the terms and conditions of retirement allowances and other compensation payable in the event of dismissal without cause or a change of control. There are otherwise no employment agreements in place for the Named Executive Officers.
Change of Control and Termination Without Cause
The RAAs provide that, if a Named Executive Officer leaves the employ of Bank of Montreal within two years of a change of control, due to a material change in the executive’s responsibilities, the executive is deemed to have been dismissed without cause by Bank of Montreal. The RAAs further stipulate that if a Named Executive Officer is dismissed without cause by Bank of Montreal prior to the normal retirement date, he/she is entitled to a lump sum severance, plus, if dismissal occurs on or after age 50 (or earlier if dismissal occurs as a result of a change of control), a retirement allowance payable at normal retirement age based upon a percentage of best average earnings (as defined under “At Normal Retirement Date” in the table on page 30 in the section Retirement Allowance Agreements) according to his/her age at the time of dismissal. Alternatively, the Named Executive Officer may elect to receive the allowance on a reduced basis as early as the date of dismissal or at age 50, whichever is later. The following table outlines the lump sum severance that would be applicable, and the range of best average earnings payable, given the respective age and years of service for each Named Executive Officer as at October 31, 2005. The lower percentage is the allowance that would be payable if the Named Executive Officer elected to begin receiving the allowance on a reduced basis at the date of dismissal or at age 50, whichever is later, and the higher percentage is the allowance payable commencing at the Named Executive Officer’s normal retirement age. If Mr. Comper or Mr. Bourdeau are dismissed without cause by Bank of Montreal, the executive may elect to receive an early retirement allowance as described on page 30 in lieu of the allowances described in the following table:

Name	Range of best average	Lump sum severance
earnings payable
F.A. Comper	54% to 60% of best average earnings	Two and one half times the sum of annual salary and one-third of the aggregate of the best three years’ STIP awards
K.E. Maidment	22% to 39% of best average earnings (a)	Two times the sum of annual salary and the average of the best five consecutive years’ STIP awards
Y.J.P. Bourdeau	33% to 45% of best average earnings	Two times the sum of annual salary and one-third of the aggregate of the best three years’ STIP awards
W.A. Downe	36% to 49% of best average earnings	Two times the sum of annual salary and the average of the best five consecutive years’ STIP awards
G.G. Ouellette	32% to 34% of best average earnings	Two times the sum of annual salary and the average of the best five consecutive years’ STIP awards

(a)	In the event of a change of control if dismissal occurs before age 50, the amount of Ms. Maidment’s allowance includes recognition of all prior service with her previous employer. This amount would be reduced by the amount of any pension Ms. Maidment would be entitled to receive from her former employer’s pension plan.
     In the event of dismissal at or after age 50, all Named Executive Officers are also entitled to any other amounts or benefits, such as health and dental coverage, to which they are otherwise entitled under Bank of Montreal’s compensation and benefits programs for all retired employees.

32	Bank of Montreal Proxy Circular

Supplemental Disclosure: Total Compensation Summary for the Named Executive Officers
While the information in the following tables appears on previous pages in the required or suggested disclosure format, this information has been consolidated in order to provide greater disclosure and clarity for shareholders.
     When assessing compensation for the Named Executive Officers, the Committee considers the median of the peer group, which is made up of comparable positions in the other four major Canadian banks, the absolute and relative performance of the Bank and each Named Executive Officer’s individual performance. In determining 2005 amounts, the Committee carefully considered all aspects of compensation, including pension-related values and costs.
F.A. Comper
President & CEO

	2005	2004	2003

Cash
Salary	$1,000,000	$1,000,000	$1,000,000
Bonus	1,700,000	2,000,000	2,000,000

Total Cash	$2,700,000	$3,000,000	$3,000,000
Equity
Mid-Term (a)	$2,700,000	$2,800,000	$2,800,000
Stock Options (b)	2,700,000	2,700,000	2,700,000

Total Equity	$5,400,000	$5,500,000	$5,500,000

Total Direct Compensation	$8,100,000	$8,500,000	$8,500,000

Pension Service and Compensation Cost (c)	$897,200	$1,204,800	$1,046,100

Total	$8,997,200	$9,704,800	$9,546,100

Notes
(a)	Mid-Term Incentive Plan: Performance Share Units (Units). Amounts shown represent the value of Units granted in December of each year. Effective with the 2004 grant, the level of awards at time of grant reflects achievements in productivity improvements. The initial value of each of these Units is based on the average closing price of the Bank’s Common Shares on the TSX for the trading days occurring in the 90 calendar days preceding the grant date. Additional Units are automatically credited to represent dividends paid on Common Shares. Each award vests and is paid out at the end of the three-year performance period. The value at payout is based on the then-current share price and may be increased by up to 50% or decreased to as low as 0% based on the Bank’s annualized total shareholder return over the three-year period relative to its Canadian peer group.
(b)	These amounts represent the compensation value of the number of options granted as reported in the Summary Compensation table on page 27. This compensation value is based on a methodology which considers, among other things, the full 10-year term of the option. The stock option exercise prices are as follows: 2005 options $62.99, 2004 options $56.60, 2003 options $53.93. Before these stock options can be exercised, the following two conditions must be met: 1) the options must be vested (the Bank’s options vest 25% per year over four years), and 2) for a portion of these options, share price growth must meet or exceed prescribed increases in the price of the Common Shares; if such thresholds are not met, the options expire worthless. For MBEC members, 33% of these stock options are subject to time-based vesting only, 33% can be exercised only after the price of the Common Shares has increased by more than 50% and 34% can be exercised only after the price of the Common Shares has increased by more than 100%.
(c)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.
K.E. Maidment
Senior EVP & CFO

	2005	2004	2003

Cash
Salary	$518,867	$493,867	$452,200
Bonus	950,000	950,000	625,000

Total Cash	$1,468,867	$1,443,867	$1,077,200
Equity
Mid-Term (a)	$700,000	$625,000	$725,000
Stock Options (b)	800,000	775,000	760,000

Total Equity	$1,500,000	$1,400,000	$1,485,000

Total Direct Compensation	$2,968,867	$2,843,867	$2,562,200

Pension Service and Compensation Cost (c)	$371,800	$193,900	$226,500

Total	$3,340,667	$3,037,767	$2,788,700

Notes
(a)	Mid-Term Incentive Plan: Performance Share Units (Units). Amounts shown represent the value of Units granted in December of each year. Effective with the 2004 grant, the level of awards at time of grant reflects achievements in productivity improvements. The initial value of each of these Units is based on the average closing price of the Bank’s Common Shares on the TSX for the trading days occurring in the 90 calendar days preceding the grant date. Additional Units are automatically credited to represent dividends paid on Common Shares. Each award vests and is paid out at the end of the three-year performance period. The value at payout is based on the then-current share price and may be increased by up to 50% or decreased to as low as 0% based on the Bank’s annualized total shareholder return over the three-year period relative to its Canadian peer group.
(b)	These amounts represent the compensation value of the number of options granted as reported in the Summary Compensation table on page 27. This compensation value is based on a methodology which considers, among other things, the full 10-year term of the option. The stock option exercise prices are as follows: 2005 options $62.99, 2004 options $56.60, 2003 options $53.93. Before these stock options can be exercised, the following two conditions must be met: 1) the options must be vested (the Bank’s options vest 25% per year over four years), and 2) for a portion of these options, share price growth must meet or exceed prescribed increases in the price of the Common Shares; if such thresholds are not met, the options expire worthless. For MBEC members, 33% of these stock options are subject to time-based vesting only, 33% can be exercised only after the price of the Common Shares has increased by more than 50% and 34% can be exercised only after the price of the Common Shares has increased by more than 100%.
(c)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.

Bank of Montreal Proxy Circular	33

Executive Compensation (continued)

Y.J.P. Bourdeau
President & COO
BMO Nesbitt Burns

	2005	2004	2003

Cash
Salary	$300,000	$300,000	$300,000
Bonus	2,800,000	2,900,000	2,000,000

Total Cash	$3,100,000	$3,200,000	$2,300,000
Equity
Mid-Term (a)	$2,100,000	$2,200,000	$2,200,000
Stock Options (b)	300,000	300,000	300,000

Total Equity	$2,400,000	$2,500,000	$2,500,000

Total Direct Compensation	$5,500,000	$5,700,000	$4,800,000

Pension Service and Compensation Cost (c)	$175,600	$159,700	$144,600

Total	$5,675,600	$5,859,700	$4,944,600

Notes
(a)	Mid-Term Incentive Plans: amounts shown include Performance Share Units (PSUs) granted under the Bank’s Executive Mid-Term Incentive Plan and Restricted Share Units (RSUs) granted under the Investment Banking Group Mid-Term Incentive Plan, and represent the total value of PSUs and RSUs granted in December of each year. The initial value of each PSU is based on the average closing price of the Bank’s Common Shares on the TSX for the trading days occurring in the 90 calendar days preceding the grant date. Additional Units are automatically credited to represent dividends paid on Common Shares. Each award vests and is paid out at the end of the three-year performance period. The value at payout is based on the then-current share price and may be increased by up to 50% or decreased to as low as 0% based on the Bank’s annualized total shareholder return over the three-year period relative to its Canadian peer group. The initial value of each RSU for 2005 is based on the average closing price of the Bank’s Common Shares on the TSX for the ten trading days ending December 1, 2005. For RSUs granted in each of calendar years 2004 and 2003, the initial value is based on the average closing price of the Bank’s Common Shares on the TSX for the five trading days preceding the relevant grant date. Effective with the 2004 grant, the level of RSUs at time of grant reflects achievements in productivity improvements. RSUs vest one-third each year and are paid out one-third each year or as a lump sum at the end of the three years. Additional RSUs are automatically credited to represent dividends paid on Common Shares. The payout value of the Units is based on the average closing price of the Bank’s Common Shares on the TSX for the ten trading days ending on December 1 of the relevant year.
(b)	These amounts represent the compensation value of the number of options granted as reported in the Summary Compensation table on page 27. This compensation value is based on a methodology which considers, among other things, the full 10-year term of the option. The stock option exercise prices are as follows: 2005 options $62.99, 2004 options $56.60, 2003 options $53.93. Before these stock options can be exercised, the following two conditions must be met: 1) the options must be vested (the Bank’s options vest 25% per year over four years), and 2) for a portion of these options, share price growth must meet or exceed prescribed increases in the price of the Common Shares; if such thresholds are not met, the options expire worthless. For MBEC members, 33% of these stock options are subject to time-based vesting only, 33% can be exercised only after the price of the Common Shares has increased by more than 50% and 34% can be exercised only after the price of the Common Shares has increased by more than 100%.
(c)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.
W.A. Downe
Deputy Chair BMO Financial Group
& CEO BMO Nesbitt Burns

(US $)	2005	2004	2003

Cash
Salary	$550,000	$550,000	$550,000
Bonus	2,300,000	2,850,000	2,250,000

Total Cash	$2,850,000	$3,400,000	$2,800,000
Equity
Mid-Term (a)	$1,400,000	$1,400,000	$1,400,000
Stock Options (b)	650,000	550,000	550,000

Total Equity	$2,050,000	$1,950,000	$1,950,000

Total Direct Compensation	$4,900,000	$5,350,000	$4,750,000

Pension Service and Compensation Cost (c)(d)	$193,400	$55,700	$71,200

Total	$5,093,400	$5,405,700	$4,821,200

Notes
(a)	Mid-Term Incentive Plans: amounts shown include Performance Share Units (PSUs) granted under the Bank’s Executive Mid-Term Incentive Plan and Restricted Share Units (RSUs) granted under the Investment Banking Group Mid-Term Incentive Plan, and represent the total value of PSUs and RSUs granted in December of each year. The initial value of each PSU is based on the average closing price of the Bank’s Common Shares on the TSX for the trading days occurring in the 90 calendar days preceding the grant date. Additional Units are automatically credited to represent dividends paid on Common Shares. Each award vests and is paid out at the end of the three-year performance period. The value at payout is based on the then-current share price and may be increased by up to 50% or decreased to as low as 0% based on the Bank’s annualized total shareholder return over the three-year period relative to its Canadian peer group. The initial value of each RSU for 2005 is based on the average closing price of the Bank’s Common Shares on the TSX for the ten trading days ending December 1, 2005. For RSUs granted in each of calendar years 2004 and 2003, the initial value is based on the average closing price of the Bank’s Common Shares on the TSX for the five trading days preceding the relevant grant date. Effective with the 2004 grant, the level of RSUs at time of grant reflects achievements in productivity improvements. RSUs vest one-third each year and are paid out one-third each year or as a lump sum at the end of the three years. Additional RSUs are automatically credited to represent dividends paid on Common Shares. The payout value of the Units is based on the average closing price of the Bank’s Common Shares on the TSX for the ten trading days ending on December 1 of the relevant year.
(b)	These amounts represent the compensation value of the number of options granted as reported in the Summary Compensation table on page 27. This compensation value is based on a methodology which considers, among other things, the full 10-year term of the option. The stock option exercise prices are as follows: 2005 options $62.99, 2004 options $56.60, 2003 options $53.93. Before these stock options can be exercised, the following two conditions must be met: 1) the options must be vested (the Bank’s options vest 25% per year over four years), and 2) for a portion of these options, share price growth must meet or exceed prescribed increases in the price of the Common Shares; if such thresholds are not met, the options expire worthless. For MBEC members, 33% of these stock options are subject to time-based vesting only, 33% can be exercised only after the price of the Common Shares has increased by more than 50% and 34% can be exercised only after the price of the Common Shares has increased by more than 100%.
(c)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.
(d)	These amounts have been converted from Cdn $.

34	Bank of Montreal Proxy Circular

G.G. Ouellette
President & CEO
Private Client Group

	2005	2004	2003

Cash
Salary	$500,000	$500,000	$500,000
Bonus	1,900,000	1,800,000	900,000

Total Cash	$2,400,000	$2,300,000	$1,400,000
Equity
Mid-Term (a)	$750,000	$800,000	$900,000
Stock Options (b)	850,000	900,000	1,500,000

Total Equity	$1,600,000	$1,700,000	$2,400,000

Total Direct Compensation	$4,000,000	$4,000,000	$3,800,000

Pension Service and Compensation Cost (c)	$359,400	$282,600	$275,900

Total	$4,359,400	$4,282,600	$4,075,900

Notes
(a)	Mid-Term Incentive Plan: Performance Share Units (Units). Amounts shown represent the value of Units granted in December of each year. Effective with the 2004 grant, the level of awards at time of grant reflects achievements in productivity improvements. The initial value of each of these Units is based on the average closing price of the Bank’s Common Shares on the TSX for the trading days occurring in the 90 calendar days preceding the grant date. Additional Units are automatically credited to represent dividends paid on Common Shares. Each award vests and is paid out at the end of the three-year performance period. The value at payout is based on the then-current share price and may be increased by up to 50% or decreased to as low as 0% based on the Bank’s annualized total shareholder return over the three-year period relative to its Canadian peer group.
(b)	These amounts represent the compensation value of the number of options granted as reported in the Summary Compensation table on page 27. This compensation value is based on a methodology which considers, among other things, the full 10-year term of the option. The stock option exercise prices are as follows: 2005 options $62.99, 2004 options $56.60, 2003 options $53.93. Before these stock options can be exercised, the following two conditions must be met: 1) the options must be vested (the Bank’s options vest 25% per year over four years), and 2) for a portion of these options, share price growth must meet or exceed prescribed increases in the price of the Common Shares; if such thresholds are not met, the options expire worthless. For MBEC members, 33% of these stock options are subject to time-based vesting only, 33% can be exercised only after the price of the Common Shares has increased by more than 50% and 34% can be exercised only after the price of the Common Shares has increased by more than 100%.
(c)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.
Equity Compensation Plan Information
The Bank’s Stock Option Plan and Non-Officer Director Stock Option Plan are the only compensation plans under which equity securities of the Bank have been authorized for issuance. The Stock Option Plan was first approved by shareholders in 1995 and, most recently, an amendment to increase the number of shares issuable under the Plan was approved by shareholders at the Bank’s annual meeting held on February 25, 2003. While there are options outstanding under the Non-Officer Director Stock Option Plan, which was approved by shareholders at the Bank’s annual meeting held on February 25, 2002, shareholders passed a resolution at the annual meeting held on February 24, 2004 to discontinue the granting of options to directors under this Plan effective November 1, 2003, as described under the heading “Non-Officer Director Stock Option Plan” on page 36.
     The following table provides information as at October 31, 2005 regarding the Common Shares issuable upon the exercise of options outstanding under the Stock Option Plan and the Non-Officer Director Stock Option Plan, as well as the number of Common Shares remaining available for issuance under the Stock Option Plan. As options can no longer be issued to directors under the Non-Officer Director Stock Option Plan, the table does not include Common Shares remaining available for issuance under that Plan.
Stock Option Plan

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	26,919,349	$31.013	3,397,576
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	26,919,349	$31.013	3,397,576

Options may be granted under the Stock Option Plan to such employees of the Bank and its affiliates as the Committee may from time to time determine. A maximum of 59,200,000 of the Bank’s Common Shares, representing 11.8% of the Bank’s Common Shares issued and outstanding as at October 31, 2005, may be issued under the Plan. As at October 31, 2005, there were 26,772,349 Common Shares, representing 5.4% of the Bank’s issued and outstanding Common Shares, to be issued upon the exercise of outstanding options under the Plan, and 3,397,576 Common Shares, representing 0.68% of the Bank’s issued and outstanding Common Shares, remaining available for issuance under

Bank of Montreal Proxy Circular	35

Executive Compensation (continued)

the Plan. Under the terms of the Plan, the maximum number of Common Shares reserved for issuance under options to any one participant cannot exceed 5% of the Bank’s Common Shares then issued and outstanding. In addition, the maximum number of Common Shares reserved for issuance at any time cannot exceed 10% of the Bank’s issued and outstanding Common Shares. In addition, the Committee has established a guideline that is intended to limit the total number of options available for issue, plus all options outstanding that have not yet been exercised, to 9.5% or less of the total number of the Bank’s issued and outstanding Common Shares. There are no restrictions on the number of options that may be granted to insiders under the Plan, subject to the foregoing limitations.
     Options are granted under the Plan with a 10-year expiry date and with a strike price equal to the closing price of the Bank’s Common Shares on the trading day immediately preceding the date of grant. Options cannot be transferred or assigned by a participant under the Plan, other than by will or pursuant to the laws of succession. The Plan was amended in 2005 (see Section 3.3 of the Report on Executive Compensation, “Stock Option Plan: Price-Conditioned Options at Retirement”). The amendment was made by the Committee without shareholder approval in accordance with the amendment provisions of the Plan.
     Stock Appreciation Rights (SARs) may also be granted under the Plan in cases where it would be impractical or disadvantageous to grant options to executives. SARs are granted on the same terms as options and, upon exercise, a holder will receive in lieu of a Common Share of the Bank, a cash payment for each SAR equal to the amount by which the weighted average trading price of a Common Share of the Bank on the TSX for the five trading days immediately preceding the date of exercise exceeds the SAR exercise price. SARs also may be granted concurrently with options such that the participant may exercise, in his or her discretion, the option or the concurrent SAR (but not both) and the exercise of the one results in the cancellation of a corresponding number of the other.
     A description of the vesting of options granted under the Plan and the price thresholds for the Bank’s Common Shares that must be met before an option can be exercised are set out under the heading “Stock Option Plan” on page 24.
     Under the terms of the Plan, options expire on the earlier of (i) the fifth anniversary of the date of a participant’s retirement, (ii) the third anniversary of the date of termination of full-time employment due to disability or death, and (iii) the 10-year anniversary of the date of grant. Options are forfeited if a participant resigns or is terminated for cause. In the event a participant is terminated without cause, the participant may exercise outstanding exercisable options within 90 days of termination, after which date all outstanding options are forfeited.
     The Board of Directors of the Bank or the Committee, subject to any regulatory or required shareholder approval, have the power under the Plan to amend or terminate the Plan at any time, provided, however, that any such amendment or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment or termination.
Executives, other than MBEC members, may open a BMO Investorline (BI) account to facilitate the exercise of their options. When the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin. Where the executive has elected to sell all or some of the Common Shares issued upon the exercise of the options, a portion of the sale proceeds is retained by BI to cover the strike price, applicable commissions and taxes and debit interest. Where the executive has elected to hold the Common Shares issued upon the exercise of the options, payment of the strike price, applicable commissions and taxes and debit interest must be made by the executive.
Non-Officer Director Stock Option Plan
Options to purchase a total of 147,000 Common Shares, representing 0.03% of the Bank’s issued and outstanding Common Shares as at October 31, 2005, were granted under the Non-Officer Director Stock Option Plan. Such options have a 10-year expiry date and a strike price equal to the closing price of the Bank’s Common Shares on the trading day immediately preceding the date of grant. As noted above, no more options may be granted under this Plan.
     Options vest 25% per year over four years from the date of grant. Except for directors who have reached 62 years of age at the time of the grant, one half of the options granted to each director cannot be exercised unless the price of the Bank’s Common Shares has increased by 50% since the date of grant. If such price threshold is not met, the options expire worthless. Options under the Non-Officer Director Stock Option Plan cannot be transferred or assigned by a participant under the plan, other than by will or pursuant to the laws of succession.
     Under the terms of the Non-Officer Director Stock Option Plan, options expire on the earlier of (i) the fifth anniversary of the participant ceasing to be a director, (ii) the third anniversary of the participant ceasing to be a director due to death or disability, and (iii) the expiry of the option.
     The Board of Directors of the Bank, subject to any regulatory or required shareholder approval, has the power under the Plan to amend or terminate the Plan at any time, provided, however, that any such amendment or termination shall not decrease the entitlements of a participant which have accrued prior to the date of such amendment or termination.

36	Bank of Montreal Proxy Circular

Indebtedness of Directors and Executive Officers

To the knowledge of the Bank, as at December 28, 2005, there was no outstanding indebtedness to the Bank or its subsidiaries incurred by directors, executive officers or employees, or former directors, executive officers or employees of the Bank and its subsidiaries in connection with the purchase of securities of the Bank or its subsidiaries and there was no outstanding indebtedness incurred by any of such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Bank or its subsidiaries. In addition, the Bank does not grant personal loans to its directors and executive officers, as such terms are defined under the United States Sarbanes-Oxley Act, except in accordance with that Act.
Aggregate Indebtedness
The following table sets out the aggregate indebtedness outstanding as at December 28, 2005 to the Bank or its subsidiaries incurred by directors, executive officers and employees, and former directors, executive officers and employees of the Bank and its subsidiaries, excluding routine indebtedness as such term is defined under Canadian securities laws.

Purpose	To the Bank or its subsidiaries ($)

Other	322,129,929

Indebtedness of Directors and Executive Officers
The following table sets out the indebtedness outstanding as at December 28, 2005 to the Bank or its subsidiaries incurred by directors and executive officers of the Bank, excluding routine indebtedness.

Largest amount outstanding
Name and	Involvement of	during fiscal year ended	Amount outstanding as at
principal position	Bank or subsidiary	October 31, 2005 ($)	December 28, 2005 ($)

Y.J.P. Bourdeau President and Chief Operating Officer BMO Nesbitt Burns	Bank/Lender	US 148,102	US 114,434

F.J. Techar President and Chief Executive Officer Harris Bankcorp, Inc.	Harris Bank/Lender	US 1,552,760	US 1,293,839

Notes
(a)	Mr. Bourdeau’s indebtedness represents loans to finance a portion of his participation in a fund which makes private equity investments on the same basis as the Bank and its affiliates. The loans mature on the earlier of April 29, 2011 or the liquidation of the fund, and are secured by Mr. Bourdeau’s interest in the fund. A portion of each loan has limited recourse. Interest on the loans accrues at the U.S. long-term applicable federal interest rate in effect when the loans are made. These loans are on the same terms as loans made available to certain other employees of the Bank and its affiliates who participate in the fund.

(b)	Mr. Techar’s indebtedness represents a mortgage loan for a Bank-initiated transfer. The loan is at a rate of 4.625%, subject to a rate adjustment after five years (which will occur in 2007) and yearly adjustments thereafter.

Bank of Montreal Proxy Circular	37

Performance Graph

The following chart compares the total cumulative shareholder return on $100 invested in Common Shares of the Bank on October 31, 2000 with the cumulative total returns of two Toronto Stock Exchange indices for the five most recently completed financial years.
Note
Dividends paid on Common Shares of the Bank are assumed to be reinvested at the closing share price on the dividend payment date. All S&P/TSX indices are total return indices, i.e., they include dividends reinvested.

Directors’ and Officers’ Insurance

The Bank has purchased, at its expense, an integrated risk policy, which expires October 31, 2006 and includes Directors’ and Officers’ Liability Insurance under two sections. The first section relates to individual protection provided for directors and officers against liability incurred by them in their capacities as directors and officers of the Bank and its subsidiaries. This section has a limit of $300 million for each claim and an aggregate limit of $300 million. There is no deductible.

     When the law permits or requires the Bank to provide an indemnity to a director or officer, the second section applies, and provides payment on behalf of the Bank under the indemnity. This section has a net limit of $200 million for each claim and a shared aggregate limit of $200 million subject to a deductible of $50 million.
     Premiums paid by the Bank for the integrated risk policy include approximately $3 million per annum relating to the Directors’ and Officers’ Liability Insurance.

38	Bank of Montreal Proxy Circular

Additional Information

Financial information about the Bank is contained in its comparative financial statements and Management’s Discussion and Analysis for the fiscal year ended October 31, 2005, and additional information about the Bank is available on SEDAR at www.sedar.com.
     If you would like to obtain, at no cost to you, a copy of any of the following documents:
(a)	the latest Annual Information Form of the Bank together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)	the comparative financial statements of the Bank for the fiscal year ended October 31, 2005 together with the accompanying report of the auditors thereon and any interim financial statements of the Bank for periods subsequent to October 31, 2005 and Management’s Discussion and Analysis with respect thereto; and,
(c)	this Proxy Circular,
please send your request to:
Bank of Montreal Corporate Secretary’s Department 21st Floor, 1 First Canadian Place Toronto, Ontario M5X 1A1

Fax: (416) 867-6793 Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

Contacting the Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board of Directors through the Chairman of the Board by writing to:
Chairman of the Board of Directors
BMO Financial Group
P.O. Box 1, First Canadian Place
100 King Street West
Toronto, Ontario M5X 1A1
Directors’Approval

The Board of Directors of the Bank has approved the contents and the sending of this Proxy Circular to the shareholders.

/s/ Robert V. Horte
Robert V. Horte
Vice-President and Corporate Secretary January 12, 2006

Bank of Montreal Proxy Circular	39

Schedule 1 – Statement of Corporate Governance Practices

At BMO Financial Group, we aspire to uphold high standards of corporate governance which reflect not only applicable legal and regulatory requirements but also emerging best practices. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), our corporate governance practices meet, and in some cases exceed, applicable rules adopted by the Canadian Securities Administrators (CSA) and applicable rules of the U.S. Securities and Exchange Commission (SEC), and provisions of the Sarbanes-Oxley Act. In addition, although we are not required to comply with a number of the NYSE corporate governance listing standards as a non-U.S. company, our governance practices are in compliance with the NYSE standards in all significant respects except for one, which is described below under the heading “Compliance with NYSE Standards”.

Many regulatory changes have come into effect in the past year, including policies issued by the CSA relating to corporate governance best practices as well as amendments to the CSA rules relating to audit committees. We have amended our governance practices as regulatory changes and best practices have evolved and will continue to follow changes and consider amendments to our governance practices as appropriate.
     Throughout the schedule, references to documents and information available on our web site can be found at www.bmo.com/investorrelations. In addition, any information located on the web site is also available in print to any shareholder upon request to the Corporate Secretary’s Department at the address set out on page 39 of this Proxy Circular.
Board of Directors
Director Independence
The Board has adopted categorical standards for determining whether a director is “independent” within the meaning of the CSA rules and NYSE standards, and whether each member of the Audit Committee meets the applicable Canadian and U.S. independence criteria for membership on public company audit committees. In summary, a director is “independent” under the Bank’s standards if the Board determines that the director has no material relationship with the Bank or any of its affiliates or its Shareholders’ Auditors, either directly or indirectly, or as a partner, shareholder or officer of an entity that has a relationship with the Bank. In addition, certain relationships deem a director not to be “independent”. The Bank’s Director Independence Standards can be found on our web site.
     The Governance and Nominating Committee and the Board of Directors participate in the determination of director independence and Bank affiliation. The determinations are based on information concerning the personal, business and other relationships and dealings between the directors and the Bank, its affiliates and Shareholders’ Auditors, collected through biographical material, reports and questionnaires completed by the directors. The determinations also take into account information derived from Bank records and reports, and about entities with which the directors are involved.
     The Board has determined that all directors standing for election to the Board on March 2, 2006 are “independent” within the meaning of the relevant CSA rules and U.S. laws and standards and are “unaffiliated” under the Bank Act, with the exception of Tony Comper, who is the President and Chief Executive Officer. The Board has also determined that all members of the Audit Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees. The Bank has lending or banking arrangements with some of the directors and with certain entities in respect of which one or another of the directors is an officer or has an interest. In making the director independence determinations, these arrangements were considered but deemed not to be material as they are within the parameters and limits for materiality set forth in the Director Independence Standards adopted by the Board.
     Additional information relating to each director standing for nomination, including other public company boards on which they serve as well as their attendance record for all Board and Committee meetings during fiscal 2005, can be found on pages 6 through 11 of this Proxy Circular.
Independent Chair
The Board has separated the roles of Chairman and Chief Executive Officer and Mr. Galloway was appointed Chairman of the Board effective May 1, 2004. Mr. Galloway is not, and has never been, an executive officer of the Bank and the Board has determined that he is “independent”. The Board has adopted a position description for the Chairman setting out his responsibilities and duties. Mr. Galloway has not acted as chairman of the board of any other public company.
     The Chairman of the Board ensures that the Board operates independently of management and that directors have an independent leadership contact. He manages the affairs of the Board, with a view to ensuring that the Board functions effectively and meets its obligations and responsibilities, and leads the Board in the execution of its responsibilities to shareholders. At every regularly scheduled Board meeting, the Chairman presides over a session of the “independent” directors at which “non-independent” directors and members of management are not present. During fiscal 2005, 10 such sessions were held. In addition, the Chairman presides at any other sessions of the “independent” directors at which “non-independent” directors and members of management are not present. It is also the practice of each Board Committee to meet without management present during the course of each of its meetings. Topics discussed at these sessions include, but are

40	Bank of Montreal Proxy Circular

not limited to, succession planning and strategy. Information to be conveyed and actions undertaken as a result of the sessions are communicated to relevant parties, as appropriate.
Board Size
At the Annual Meeting of Shareholders on March 2, 2006, 15 directors will stand for election for a one-year period. The matter of Board size is considered formally on an annual basis by the Board and on an ongoing basis by its Governance and Nominating Committee. The Board is of the view that its current membership has the necessary breadth and diversity of experience, is generally of a size to provide for effective decision-making and staffing of Board committees, and addresses succession planning requirements.
Board Mandate
The Board, either directly or through its Committees, is responsible for the supervision of management of the business and affairs of the Bank with the objective of enhancing shareholder value.
     The Board Mandate, the text of which can be found on page 45 of this Proxy Circular, sets out the responsibilities to be discharged by the Board as well as the personal and professional attributes and the duties and responsibilities required of each director. The Board’s Approval/Oversight Guidelines precisely define the roles and responsibilities of the Board and management and explicitly delineate the lines of accountability that exist within the Bank. The Guidelines set out those matters requiring Board approval and those of which the Board must be advised following action by management. The Board Mandate, combined with the Approval/Oversight Guidelines, provides directors and management with an outline of each other’s duties and responsibilities.
Position Descriptions
As described above, the Board Mandate and the Approval/Oversight Guidelines define the roles and responsibilities of the Board and management. In addition, the Board has adopted position descriptions for the Chairman and the Committee Chairs, which are available on our web site.
     The Committee Chair position description sets out the responsibilities and duties of the Chair of each Committee in guiding the Committee in the fulfillment of its duties. The position description for the Chairman is outlined on page 40 of this Proxy Circular under the heading “Independent Chair”.
     The position description for the President and Chief Executive Officer is developed with input from the President and Chief Executive Officer, and is approved by the Human Resources and Management Compensation Committee. The description provides that the President and Chief Executive Officer is responsible for defining, communicating and implementing the strategic direction, goals and core values of the Bank with a view to maximizing shareholder value. It also provides that the President and Chief Executive Officer is accountable to the Board for: formulating and executing business strategies; overseeing the Bank’s corporate governance structure and framework; building and maintaining a network of strategic relationships with business leaders, governmental officials and investors; developing and implementing a human resource strategy which develops leadership capabilities; and creating an organizational structure and culture that optimize and sustain high levels of performance.
     In addition, the Committee reviews and approves corporate goals and objectives that the President and Chief Executive Officer is responsible for meeting each year. The Committee also conducts an annual assessment of the President and Chief Executive Officer’s performance in relation to those objectives and reports the results of the assessment to the Board.
Orientation and Continuing Education
The Governance and Nominating Committee is responsible for the orientation and education of directors. New directors are provided with a Directors’ Handbook containing details of the Bank’s organizational structure, the structure of the Board and its committees, relevant position descriptions, the Board’s Approval/ Oversight Guidelines, compliance requirements for directors, corporate policies, by-laws and a glossary of commonly used acronyms, as well as agendas and minutes for Board and Committee meetings for the preceding 12 months. One-on-one meetings are arranged with the heads of each of the Bank’s principal business groups to enable the new director to learn about the various functions and activities of the Bank. Prior to agreeing to join the Board, new directors are given a clear indication of the workload and time commitment required.
     Directors are expected to attend all Board and Committee meetings in person, although attendance by telephone is permissible in appropriate circumstances. Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions. A director who fails to attend at least 75% of the aggregate of all meetings of the Board and those committees of which he/she is a member must tender his/her resignation immediately following the end of the fiscal year for consideration by the Board.
     On an ongoing basis, as part of regular Board meetings, directors receive presentations on various aspects of the Bank’s operations. In 2005, the directors participated in a joint meeting with the Board of Directors of the Bank’s Harris Financial Corp. subsidiary in Chicago to discuss U.S. banking operations. They also visited various U.S. operational centres. Educational reading materials on economic matters and other topics relevant to the financial industry are included from time to time in the materials provided to directors in advance of the meetings. Directors identify their continuing education needs through a variety of means, including discussions with management and at Board and Committee meetings. Suggested reading items are also identified by the Chairman of the Board and Committee Chairs.
Ethical Business Conduct
The Board has adopted FirstPrinciples, our comprehensive code of business conduct and ethics, which provides a framework for directors, officers and employees on the conduct and ethical decision-making integral to their work. The Board, through its Conduct Review Committee, reviews the operation of FirstPrinciples and any waivers thereof. In addition, the Board has adopted a code of ethics for the President and Chief Executive Officer and

Bank of Montreal Proxy Circular	41

Schedule 1 – Statement of Corporate Governance Practices (continued)

senior financial officers. The Audit Committee is responsible for monitoring compliance with this code of ethics and any waivers or amendments thereof. On an annual basis, FirstPrinciples is reviewed by the Bank’s legal and compliance departments to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the Conduct Review Committee and the Board for approval. Each year, every director, officer and employee must sign an acknowledgement that they have read, understood and complied with FirstPrinciples. These codes are available on our web site.
     The Board has also adopted whistleblower procedures which allow officers and employees who feel that a violation of FirstPrinciples has occurred to report this violation on a confidential and anonymous basis. The procedures allow concerns regarding accounting, internal accounting controls or auditing matters to be reported on a confidential and anonymous basis, as well. Complaints can be made by e-mail or telephone through the Ombudsman or Human Resources Centre, or directly to the Chairman of the Board. Once received, complaints are forwarded to the General Counsel who then makes a determination as to which Committee of the Board is the most appropriate forum for the complaint. The General Counsel reports to the Board annually regarding complaints received through the whistleblower procedures. The Chair of the Audit Committee is also notified if any of the complaints relate to accounting, internal accounting controls or auditing matters and is involved in determining how the complaint will be handled.
     The Board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness foster a culture of ethical conduct within the Bank.
     The Board believes that its effectiveness is furthered when directors exercise independent judgment in considering transactions and agreements. As such, if at any Board meeting a director or executive officer has a material interest in a matter being considered, such director or officer would not be present for discussions relating to the matter and would not participate in any vote on the matter.
Nomination of Directors
The Governance and Nominating Committee, composed entirely of “independent” directors, is responsible for identifying and recommending to the Board suitable director candidates. In undertaking this responsibility, the Committee adheres to its Selection, Approval, Renewal and Succession of Directors process. As part of the process, the Committee considers the competencies and skills the Board, as a whole, should possess, assesses the skill sets of current Board members and identifies any additional skill sets deemed to be beneficial when considering Board candidates in light of the opportunities and risks facing the Bank. The Committee maintains a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying qualified candidates. Potential candidates are screened to ensure that they have the attributes of: integrity and accountability; ability to engage in informed judgment;
financial literacy; excellent communication skills; and the ability to work effectively as a team. These skills and attributes are necessary in order to execute their duties and responsibilities. The Committee also considers the positions held with other organizations and the other business and personal commitments of prospective director candidates to determine whether they would be able to fulfill their duties as Board members.
     More information regarding the composition of the Governance and Nominating Committee, as well as a summary of its responsibilities, powers and operation, is set out below under the heading “Board Committees – Governance and Nominating”.
Majority Voting for Election of Directors
The Board has adopted a policy regarding majority voting for the election of directors. The policy is described on page 5 of this Proxy Circular.
Compensation
The Governance and Nominating Committee of the Board annually reviews directors’ compensation to ensure it is competitive and consistent with the responsibilities and risks involved in being an effective director. Details of directors’ compensation are disclosed on pages 10 to 12 of this Proxy Circular. Effective with fiscal 2004, the granting of options under the Non-Officer Director Stock Option Plan was discontinued.
     The Board continues to require a non-management director to hold the equivalent of six times his/her annual retainer in either Common Shares or Deferred Share Units, and until a director achieves this threshold he or she is required to take all remuneration in the form of Common Shares or Deferred Share Units. As at January 3, 2006, all non-management directors were in compliance with these shareholding requirements with the exception of the most recently appointed director, Mr. Kvisle. Current holdings by the directors of Bank Common Shares and Deferred Share Units are shown as part of directors’ biographies on pages 6 through 9 of this Proxy Circular.
     The Human Resources and Management Compensation Committee, composed entirely of “independent” directors, is responsible for annually reviewing and approving the compensation for the President and Chief Executive Officer and other senior executives. Details of executive compensation are disclosed on pages 27 through 36 of this Proxy Circular, and the Report on Executive Compensation is found on pages 18 through 26.
     The Human Resources and Management Compensation Committee has the authority to retain consulting firms to assist in carrying out the Committee’s responsibilities, including determining the compensation of the President and Chief Executive Officer and other executives. Information relating to consultants retained by the Committee and management of the Bank to assist in determining compensation for executives, including a brief description of the mandates for which they have been retained, can be found in the Report on Executive Compensation on pages 18 through 26 of this Proxy Circular.
     More information regarding the composition of the Human Resources and Management Compensation Committee, as well as a summary of its responsibilities, powers and operations, is set

42	Bank of Montreal Proxy Circular

out below under the heading “Board Committees – Human Resources and Management Compensation”.
Board Committees
The Board has five Committees: Audit, Conduct Review, Governance and Nominating, Human Resources and Management Compensation and Risk Review. The Committees are composed entirely of “independent” directors. The roles and responsibilities of each Committee are set out in formal written Charters, the full texts of which can be found on our web site. These Charters are reviewed annually to ensure they reflect best practices as well as applicable regulatory requirements.
Governance and Nominating
The Governance and Nominating Committee is responsible for developing and maintaining governance principles consistent with high standards of corporate governance. The Committee identifies and recommends candidates for nomination to the Board, as described above, monitors the orientation program for new directors and maintains a process for assessing the performance of the Board, its Committees and individual directors. The Governance and Nominating Committee monitors best practices for governance worldwide and annually reviews our governance practices and disclosures to ensure that we continue to exemplify high standards of corporate governance. Each year, the Committee reviews all Board Committee Charters, position descriptions and the Board Mandate to ensure that they meet all applicable regulatory requirements and best practices. In addition, the Governance and Nominating Committee coordinates requests by individual directors to engage outside advisors at the expense of the Bank. There were no such requests to hire outside advisors during fiscal 2005. During fiscal 2005, the Governance and Nominating Committee engaged an outside consultant to compile the results of Board surveys and to advise on other governance matters. A report on the activities of the Committee during 2005, including the names of the Chair and Committee members, is included on page 15 of this Proxy Circular.
Audit
The Audit Committee oversees the integrity of the Bank’s financial reporting, its internal control, disclosure control and internal audit function, and its compliance with legal and regulatory requirements. The Committee also reviews and assesses the qualifications, independence and performance of the Shareholders’ Auditors. In addition to being “independent”, the Board has determined that each member of the Audit Committee is “financially literate”, as such term is defined under CSA and SEC rules and NYSE standards, and that each of Messrs. Chevrier and Orsino and Mme Saucier is an “Audit Committee Financial Expert” as such term is defined under SEC rules. The definitions of “financially literate” and “Audit Committee Financial Expert” adopted by the Board pursuant to these rules and standards are set forth in the Committee’s Charter, which may be found on our web site.
     At each meeting of the Audit Committee, members of the Committee meet separately (without management present) with the Chief Auditor and Shareholders’ Auditors to review specific issues. The Committee members also meet annually with representatives of the Office of the Superintendent of Financial Institutions without management present.
     The Audit Committee requires management to implement and maintain appropriate internal controls. Annually the Committee reviews and approves the internal control policy and Corporate Audit mandate. The Committee meets quarterly with the Chief Auditor and management on matters of internal control. It also meets regularly with the Chief Auditor, Chief Compliance Officer, Shareholders’ Auditors, regulators and management to assess the adequacy and effectiveness of the internal control systems. The Committee also pre-approves all audit and non-audit work performed by the Shareholders’ Auditors.
     Additional information relating to the composition of the Audit Committee, the Committee Charter, the relevant education and experience of its members and the fees paid to the Shareholders’ Auditors in the last two fiscal years is set out under the heading “Audit Committee Information” in our Annual Information Form dated December 19, 2005. The fees paid to the Shareholders’ Auditors in the last two fiscal years can also be found on page 5 of this Proxy Circular. A report on the activities of the Committee during 2005, including the names of the Chair and Committee members, is included on page 13 of this Proxy Circular.
Conduct Review
The Conduct Review Committee is responsible for: setting standards of business conduct and ethics for directors, senior management and employees; overseeing procedures for complying with self-dealing provisions of the Bank Act; monitoring consumer protection measures and procedures for dealing with customer complaints and the use and disclosure of personal customer and employee information. A report on the activities of the Committee during 2005, including the names of the Chair and Committee members, is included on page 14 of this Proxy Circular.
Human Resources and Management Compensation
The Human Resources and Management Compensation Committee is responsible for assisting the Board in ensuring that human resources strategies support the Bank’s objectives and sustain shareholder value. Each year the Committee reviews and assesses the performance and compensation of the President and Chief Executive Officer and prepares the Report on Executive Compensation found on pages 18 through 26 of this Proxy Circular. In addition to its role in determining compensation described above, the Committee annually reviews succession planning for the President and Chief Executive Officer, including planning in the event of an emergency or retirement. The Bank’s succession planning process involves: identifying critical senior leadership roles; assessing the capabilities of our executive officers; developing succession plans for all executive officer roles; and developing a leadership “pipeline” comprised of the Bank’s most talented individuals. Each year the President and Chief Executive Officer reviews the executive and senior management talent pools with the Human Resources and Management Compensation Committee. This review includes potential successors for the Chief Executive Officer and other senior executive roles.

Bank of Montreal Proxy Circular	43

Schedule 1 – Statement of Corporate Governance Practices (continued)

     The Committee also annually reviews succession planning for senior management, including development and monitoring of senior management, and makes recommendations to the Board on succession planning. The Board appoints all members of senior management and annually reviews the succession plans for these positions. A report on the activities of the Committee during 2005, including the names of the Chair and Committee members, is included on page 16 of this Proxy Circular.
Risk Review
The Board, through its Risk Review Committee, considers risk issues in the broad context of the Bank’s enterprise-wide strategic management framework. It approves corporate policies and risk limits that address the management of the risk and return associated with credit, market, liquidity, operational and business risk, and such other risk management controls as are considered by the Committee to be appropriate for prudent business practice. The Committee makes recommendations to the Board as to the exposure limits and risk-taking authority to be delegated by the Board to the President and Chief Executive Officer. It also reviews the methods and procedures established by management for control of key risks. A report on the activities of the Committee during 2005, including the names of the Chair and Committee members, is included on page 17 of this Proxy Circular.
Assessment of Directors
The Governance and Nominating Committee annually conducts a peer evaluation process to provide feedback to individual directors, including Committee Chairs, on their effectiveness. The survey results are compiled by an outside consultant to ensure confidentiality. The survey requires that every director assess the contribution of each of his or her peers in relation to the standards of performance established in the Board Mandate, which sets out the personal and professional attributes and duties and responsibilities required of each director. The Chairman also meets with each director to discuss peer assessment. The Committee also conducts an annual evaluation of the effectiveness of the Board and its Committees. The latter survey covers the operation of the Board and its Committees, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, effectiveness of the Chairman in managing Board meetings, strategic direction and process. A separate survey is conducted for each of the Board Committees. These assessments take into account the relevant Committee Charters and the Board Mandate. The results of the surveys form the basis of recommendations to the Board for change.
     Each year the Governance and Nominating Committee assesses the performance of the Chairman and reviews the results with the Board and the Chairman.
Strategic Planning
The Board reviews and approves the Bank’s strategic plans. In addition to addressing key initiatives, these plans include details of the opportunities, risks, competitive position, financial projections and other key performance indicators for each of the principal business groups. An annual strategy session enables directors to gain a fuller appreciation of planning priorities and progress being made in relation to the strategic plans. It also provides an opportunity for directors to give constructive feedback to management. Throughout the year, directors receive strategic updates on the progress of each of the principal business groups as part of regular Board meetings.
Communication Policy
The Board, through its Risk Review and Audit committees, has approved a Disclosure Policy covering the timely dissemination of all material information. The policy, which is reviewed annually, establishes consistent guidance for determining what information is material and how it should be disclosed to avoid selective disclosure and to ensure that material information is widely disseminated. The Bank also has a Disclosure Committee comprised of members of senior management and chaired by the Chief Financial Officer. The Disclosure Committee is responsible for reviewing all continuous disclosure documents and ensuring their timely public release. Our Chief Financial Officer makes the final determination as to what information is material and must be publicly disclosed. We seek to communicate with our shareholders and other stakeholders through a variety of channels, including our annual report, proxy circular, quarterly reports, annual information form, news releases, web site and industry conferences.
     Shareholder feedback is received through one-on-one or group meetings with institutional shareholders, as well as through informal surveys conducted by our Investor Relations department. Feedback from retail shareholders is generally received by email or telephone. Shareholder concerns are addressed promptly by the Investor Relations or Shareholder Services departments. Wherever possible, appropriate changes are made in response to these concerns.
     Shareholders, employees and other interested parties may communicate directly with “independent” directors through the Chairman of the Board by writing to: Chairman of the Board of Directors, BMO Financial Group, P.O. Box 1, First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1A1.
Compliance with NYSE Standards
Our governance practices differ significantly in only one respect from those required of U.S. domestic issuers under the NYSE standards. The NYSE standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The TSX rules only require shareholder approval of equity compensation plans that involve newly issued securities, subject to a few limited exceptions. The TSX rules require that equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued based on a fixed percentage of the issuer’s outstanding securities and must be approved by shareholders every three years. If the plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders.

44	Bank of Montreal Proxy Circular

Schedule 1 – Board Mandate

Purpose
The Board is responsible for the stewardship of the Bank and supervising the management of the business and affairs of the Bank.
Members
At least two-thirds of the Directors shall be resident Canadians and no more than two-thirds of the Directors shall be “affiliated” with the Bank for the purpose of the Bank Act (Canada). At least a majority of Directors shall be “independent” under the Bank’s Independence Standards as approved by the Board.
Responsibilities and Duties
The Board shall, either directly or through its Committees, be responsible for performing the duties set out in this Board Mandate and shall perform such other duties as may be necessary or appropriate in order for it to fulfill its stewardship responsibilities. In carrying out its duties, the Board shall take into account the recommendations of its Committees, as applicable.
Culture of Integrity
The Board is responsible for promoting a culture of integrity at the Bank and in fulfilling this responsibility shall:
•	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

•	approve FirstPrinciples, the Bank’s code of business conduct and ethics; and

•	be responsible for monitoring compliance with FirstPrinciples and granting waivers from FirstPrinciples for the benefit of the Bank’s directors and executive officers.
Strategic Planning
The Board is responsible for overseeing the Bank’s strategic planning and in fulfilling this responsibility shall:
•	approve the Bank’s strategic planning process and annually approve a strategic plan which takes into account, among other things, the opportunities and risks of the Bank’s business;

•	approve all major corporate decisions;

•	review and approve the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures; and

•	monitor the implementation and effectiveness of the Bank’s approved strategic and operating plans.
Identification and Management of Risks
The Board is responsible for overseeing the identification and management of the principal risks of the Bank’s businesses and in fulfilling this responsibility shall:
•	identify the principal risks of the Bank’s businesses and ensure the implementation of appropriate systems to manage these risks; and

•	review the processes that ensure respect for and compliance with applicable legal and regulatory requirements.
Internal Controls
The Board is responsible for overseeing the Bank’s internal controls and in fulfilling this responsibility shall:
•	approve the Bank’s internal control and management information systems and monitor their integrity and effectiveness.
Succession Planning and Evaluation of Management Performance
The Board is responsible for overseeing succession planning and the evaluation of senior management and in fulfilling this responsibility shall:
•	approve the Bank’s succession planning process including the appointment, training, monitoring and development of senior management;

•	establish annual performance expectations and corporate goals and objectives for the Chief Executive Officer of the Bank and monitor progress against those expectations; and

•	appoint and determine the compensation of the Chief Executive Officer, approve the appointment of all senior executive officers of the Bank and approve Deputy Chair and Group President compensation.
Oversight of Communications and Public Disclosure
The Board is responsible for overseeing communication and public disclosure and in fulfilling this responsibility shall:
•	approve the Bank’s communication policy;

•	approve the Bank’s disclosure policy that ensures timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines; and

•	monitor feedback received by the Bank from stakeholders.
Governance
The Board is responsible for overseeing the Bank’s corporate governance policies and practices and in fulfilling this responsibility shall:
•	conduct an annual performance evaluation of the Chairman of the Board taking into account the Chairman’s position description;

•	develop the Bank’s approach to corporate governance, including maintaining a set of corporate governance principles and guidelines that are specifically appropriate to the Bank;

•	approve selection criteria for identifying director candidates taking into account the competencies and skills the Board as a whole should possess;

•	nominate directors taking into account the competencies and skills each existing Director possesses and the selection criteria approved by the Board;

•	approve the process for the orientation and continuing education of new Directors;

•	establish Board Committees and define their mandates to assist the Board in carrying out its duties and responsibilities;

•	undertake a regular evaluation of the Board, its Committees and individual Directors, and review the composition of the Board and its Committees with a view to the effectiveness, contribution and independence of the Board and its members;

•	consider annually the appropriate size of the Board with a view to facilitating effective decision-making;

Bank of Montreal Proxy Circular	45

Schedule 1 – Board Mandate (continued)

•	develop and approve position descriptions for the Chairman of the Board, the Chair of each Committee and, together with the Chief Executive Officer, a position description for the Chief Executive Officer;

•	approve and adhere to the Bank’s Board Approval/Oversight Guidelines which set out the roles and responsibilities of Board and management; and

•	review and recommend changes to the Board Policies.
Director Expectations and Responsibilities
Each Director must act honestly and in good faith with a view to the best interests of the Bank and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and responsibilities set out below are a framework to guide Directors in their participation on the Board and Committees of the Board, thereby enabling the Board as a whole to fulfill its duties and responsibilities. Principal duties and responsibilities include:
1.	assuming, with the other Directors, the stewardship role of supervising the management of the business and affairs of the Bank;

2.	understanding BMO Financial Group’s vision, strategies and objectives;

3.	becoming knowledgeable about the Bank’s businesses, the financial services sectors in which it operates, emerging trends and issues and significant strategic initiatives within a reasonable time of joining the Board;

4.	acting in the highest ethical manner and with integrity in all personal, business and professional dealings and confirming compliance with FirstPrinciples the Bank’s code of business conduct and ethics;

5.	understanding the Bank’s current corporate governance policies and practices, this Board Mandate, Board Policies and the Charters of Committees of the Board on which he or she serves;

6.	preparing thoroughly for each Board and Committee meeting by reviewing the materials provided and requesting, as appropriate, clarification or additional information in order to fully participate in Board deliberations, probing and, as appropriate, challenging management, making informed business judgments and exercising oversight;

7.	attending all Board and Committee meetings and actively participating in deliberations and decisions. Informing themselves of significant matters dealt with at meetings not attended;

8.	preventing personal interests from conflicting with, or appearing to conflict with, the interests of the Bank and disclosing details of any such conflicting interests should they arise;

9.	voting on all matters requiring a decision of the Board or its Committees except where a conflict of interest may exist;

10.	maintaining the confidentiality of Bank information and Board deliberations;

11.	maintaining agreed upon level of equity investment in the Bank to ensure proper alignment with its long-term interests; and

12.	acting independently of management (for Directors who are not members of management).
Director Attributes
The Board believes that the following characteristics and traits are necessary in order for Directors to execute their duties and responsibilities. The Board expects that the Directors shall:
Integrity and Accountability
•	demonstrate high ethical standards and integrity in their personal, business and professional dealings;

•	understand the role, responsibilities, expectations and legal duties of a director;

•	be willing to be accountable for and be bound by Board decisions;
Informed Judgment
•	provide wise counsel on a broad range of issues, through knowledge of business and banking and experience with local, national and international business issues;

•	be able to think strategically about complex issues;

•	proactively apply their own knowledge, experience and expertise to issues;

•	have a track record of achievement and of making good business decisions;
Financial Literacy
•	demonstrate a high level of financial literacy, including the ability to read financial statements and use financial ratios and other indices to evaluate the Bank’s performance;
Communication Skill
•	be open to others’ opinions and be willing to listen;

•	take initiative to raise tough questions and encourage open discussion;

•	communicate persuasively, assertively and logically;
Teamwork
•	work effectively with others and manage conflict constructively;
Independence
•	be able to act independently of management;

•	be willing to take a stand, even if it is contrary to prevailing opinion; and

•	be available to prepare for and attend Board meetings.

Communication with Directors
Shareholders and other stakeholders may communicate directly with Directors through the Chairman of the Board by writing to:
Chairman of the Board of Directors
BMO Financial Group
P.O. Box 1, First Canadian Place
100 King Street West
Toronto, Ontario M5X 1A1

46	Bank of Montreal Proxy Circular

Schedule 2 – Shareholder Proposals

The following three shareholder proposals have been submitted for consideration at the Annual Meeting of Shareholders. The Bank is legally required to include these proposals in this Proxy Circular. For the reasons discussed below, the Board of Directors and management of the Bank recommend that shareholders vote AGAINST each of the proposals.

Mouvement d’Éducation et de Défense des Actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec H2X 1X3 has submitted two proposals. These proposals and MÉDAC’s supporting comments (translated from French into English) are set out verbatim, in italics, below:

Proposal No. 1

It is proposed that the Bank incorporate in its annual report the financial statements of its subsidiaries in tax havens.
     To enhance transparency and respect of shareholders’ right to information, the federal legislator has entitled shareholders to examine the financial statements of the Bank’s subsidiaries (sec. 310 (2)). The maintaining by the Bank of numerous subsidiaries in tax havens deprives the federal government and the provincial and territorial governments of significant revenues that are therefore not available for citizens’ needs. This situation has become a national public issue. The publication by the Bank of the financial statements of its subsidiaries in tax havens will allow shareholders to exert their judgment on the nature of transactions that take place there and to express a fully informed opinion on the Bank’s activities in such safe havens for drug money laundering, tax evasion and tax fraud.
     The arguments developed by the Bank to warrant its presence in tax havens are mollifying, evasive and unconvincing. They must be revised and rebalanced by the judgment of shareholders, institutional investors, portfolio and pension funds managers with a view to the interests of the Bank and of those who finance it.
THE BOARD OF DIRECTORS RECOMMENDS THAT
SHAREHOLDERS VOTE AGAINST THIS PROPOSAL
FOR THE FOLLOWING REASONS:
The Bank does not have subsidiaries in “tax havens”. The Bank provides detailed information on its provision for income taxes in its financial statements, including information on its foreign operations. The Government of Canada has entered into tax treaties with each foreign jurisdiction in which the Bank earns operating income.
     The Bank strongly supports and is fully compliant with all rules and regulations enacted by both Canada and the foreign jurisdictions in which it carries on its business that are intended to detect and deter tax evasion, terrorist activity and organized crime. The Organization for Economic Co-operation and Development (OECD), of which Canada is a member country, lists countries which it has determined are uncooperative tax havens. The Bank does not carry on business in any of those locations.
The Board of Directors recommends that shareholders vote against Proposal No. 1.
Proposal No. 2
It is proposed that any increase in executive officers’ compensation, as well as any option grants, pension and severance pay, be subject to approval by shareholders before their coming into effect.
     In recent years, compensation and other conditions relating to executive employment, termination or retirement have reached humongous proportions that scandalize a growing number of shareholders. The shareholders are always put before the fait accompli without being able to express their opinion on the relevance or merits of the board of directors’ recommendations and decisions. This is neither fair, reasonable nor in conformity with the principles of sound corporate governance. At best, current practices are offensive to shareholders by disregarding their right to examine and approve their board of directors’ recommendations.
     It is time for shareholders or their proxies to cease to be taken for granted and as forever expendable when it comes to the business of the financial institutions to which they entrust their money. They, and not the highly-paid executives managing their assets, are the ones taking the risks.
THE BOARD OF DIRECTORS RECOMMENDS THAT
SHAREHOLDERS VOTE AGAINST THIS PROPOSAL
FOR THE FOLLOWING REASONS:
The shareholders elect the Board of Directors to appropriately oversee the management of the business and affairs of the Bank. As part of those responsibilities, the Board must ensure that human resource strategies support the Bank’s objectives and sustain shareholder value. It is critical that the Bank provide a competitive compensation package in order to attract and retain the best qualified persons.
     This proposal, which would require that all executive compensation have the prior approval of shareholders, would severely limit the ability of the Human Resources and Management Compensation Committee and the Board to oversee the management of the operations of the Bank for the benefit of shareholders. The Board needs flexibility and certainty to provide competitive compensation arrangements as part of its responsibilities. The Bank’s Proxy Circular provides detailed disclosure to shareholders on executive compensation arrangements, including cash components, equity-based compensation plans, stock options, pension and retirement arrangements and termination provisions.
     To ensure the integrity and independence of the process for executive compensation, the Human Resources and Management Compensation Committee of the Board, which is comprised entirely of independent directors, engages its own compensation advisor and reviews at least annually the compensation levels of executives in similar positions with comparable organizations in Canada and the United States.

Bank of Montreal Proxy Circular	47

Schedule 2 – Shareholder Proposals (continued)

     The Board believes that the Bank’s executive compensation arrangements are appropriate and drive performance for the benefit of shareholders.

The Board of Directors recommends that shareholders vote against Proposal No. 2.

Mr. J. Robert Verdun, One King West, Suite 4706, Toronto, Ontario M5H 1A1, E-mail: bobverdun@rogers.com (Telephone: 519-574-0252), has submitted one proposal. This proposal and Mr. Verdun’s supporting comments are set out verbatim, in italics, below:
Proposal No. 3
Persons tainted by judicial findings of unethical behaviour are not eligible to serve as Directors of Bank of Montreal.
In 2004, in response to a Proposal from this Shareholder, the Bank of Montreal’s proxy circular included the clear statement “that the Bank affirm its commitment to industry-leading standards of governance” with specific reference to “integrity in its management practices”. Industry standards now demand that all corporate officers and directors be untainted by scandalous, unethical behaviour. The Shareholders therefore recommend that the 2004 commitment be further affirmed with a specific requirement that no one is eligible to serve as a Director of the Bank who has been implicated in any judicial proceeding that results in a finding of unethical activity or behaviour. It is not necessary for the individual to be personally named in the judicial proceeding for this policy to apply. Chief executives must be held ultimately responsible for their corporation’s actions, and bear the burden for corporate behaviour that is found to be unethical through court proceedings or a judicial inquiry.
Shareholder’s Explanation:
Clarica, prior to its purchase by Sun Life Financial Inc., funded leasing deals for MFP Financial Inc., the subject of judicial inquiries in Toronto and Waterloo, Ontario. RIM Park is the largest project in the history of the City of Waterloo. MFP offered financing under 5%, obtained funds from Clarica at 7.6%, and then charged the City more than 9%. Employees of Clarica knew that the City was being misled, and that Clarica was profiting by lending at above-market rates. The inquiry found that the City was the victim of a “bait and switch” by MFP, and that Clarica was “unethical” for ignoring “red flags” while serving as MFP’s only source of about $50-million. Clarica was “the only game in town” and could easily have stopped the scam. The judge stated that “in ethical terms, Clarica had put its business relationship with MFP ahead of its duty to the City” and cited Clarica for “abdication of appropriate due diligence.” The judge did not have a mandate to name names at Clarica, but specified that this “unethical” decision had been made at the highest level in Clarica, whose CEO, throughout was Robert Astley, now a Director of Bank of Montreal.
THE BOARD OF DIRECTORS RECOMMENDS THAT
SHAREHOLDERS VOTE AGAINST THIS PROPOSAL
FOR THE FOLLOWING REASONS:
The Board strongly condemns the personal attack of this shareholder against Mr. Astley for whom the Board has the highest regard. The description in the shareholder’s explanation is misleading with respect to Clarica’s involvement and does not fairly reflect the findings of the Judicial Inquiry commissioned by the City of Waterloo. The Judicial Inquiry concluded there were no legal improprieties attributable to anyone at Clarica. In fact, the Commissioner for the Judicial Inquiry specifically identified specific individuals at the City, MFP and Clarica who were involved in the financing arrangement and nowhere in the report was there any criticism of or negative implication attributed to Mr. Astley. When Mr. Astley first became aware that the City of Waterloo may not have fully understood the financing arrangements it had entered into, he immediately contacted the City to arrange for a meeting to discuss the matter. Mr. Astley received a personal note of thanks from the Mayor for his role in bringing this issue to the City’s attention. The Board is fully satisfied that Mr. Astley’s conduct in his dealings with the City of Waterloo was above reproach.
     The Governance and Nominating Committee and the full Board of the Bank remain committed to the Bank’s leadership in governance practices. The Bank continues to be recognized for its leadership in corporate governance, including in rankings done by Canadian Business Magazine and The Globe and Mail’s Report on Business.
     The Governance and Nominating Committee, which is comprised entirely of independent directors, is responsible for developing and maintaining governance principles consistent with high standards of corporate governance. The Governance and Nominating Committee is also responsible for recommending to the Board all candidates being proposed for election as directors. The integrity and ethical standards of directors are a very important part of this selection process. The Board would not propose any director for election who did not meet these high standards.
     Shareholder proposals should be an important component of corporate governance. However, the use of our shareholders’ forum to unfairly attack the integrity of any person is inappropriate and contrary to the interests of our shareholders.
The Board of Directors recommends that shareholders vote against Proposal No. 3.

Mr. Verdun submitted an additional proposal which has been withdrawn based on the Bank’s confirmation as described below. The withdrawn proposal dealt with a request that the Bank report a Cost of Management Ratio (COMR).
     The Bank completely supports the disclosure of meaningful information to shareholders. To this end, the Bank commits to working with other institutions to develop a COMR or other appropriate measure. Assuming this can be completed, the Bank commits to reporting its COMR annually.

48	Bank of Montreal Proxy Circular